UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□ Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

Name of issuer: LC Hospitality, LLC

Legal status of issuer:
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: Delaware
      Date of organization: November 28, 2023
      Physical address of issuer: 25050 Riding Plaza, Suite 130
                    South Riding, VA 20152

Website of issuer: https://www.vesterr.com

Is there a co-issuer? No

Name of intermediary facilitating the offerings: Vesterr, LLC

CIK number of intermediary: 0001850113

SEC file number of intermediary: 007-00341

CRD number, if applicable, of intermediary: 319017

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Upon the successful completion of the offering, the issuer will pay Vesterr, LLC a fee in the amount of 2.0% multiplied by the amount raised in the offering up to $1,000,000 raised, and 3.0% of amounts raised in the offering in excess of $1,000,000 up to the maximum offering amount. Additionally, the issuer has paid Vesterr, LLC a $1,375 onboarding fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No.

Type of security offered: Class A Units and Class B Units

Price (or method for determining price): $1,000 per Class A Unit, with a minimum total investment per investor of $15,000 in Class A Units and $1,000 per Class B Unit, with a minimum total investment per investor of $50,000 in Class B Units. The Units will have a face value of $1,000 per Unit.

Target offering amount: $20,000

If the sum of the investment commitments does not equal or exceed the target offering amount as of the offering deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

Oversubscription accepted: No

If yes, disclose how oversubscriptions will be allocated: (pro-rata, first come-first served, or other basis.) Not applicable

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: March 15, 2024, which may be extended by the issuer.

Current number of employees: 0

Financial Information:

LC HOSPITALITY, LLC	Prior fiscal year-end: 2022	Most recent fiscal year-end: 2023
Total Assets:	0	$80,652
Cash & Cash Equivalents:	0	$80,652
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenue Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

Indicate which jurisdiction in which the issuer intends to offer the securities: All US states and territories.

THE COMPANY

1. Name of Issuer: LC Hospitality, LLC

ELIGIBILITY

2. **X** Check this box to certify that all of the following statements are true for the issuer:

   • Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
   • Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   • Not an investment company registered or required to be registered under the Investment issuer Act of 1940.
   • Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   • Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   • Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No.

DIRECTORS

4. The issuer has no directors and is a member-managed Delaware limited liability company. AJA Investments, LLC, a Delaware limited liability company, is the manager of the issuer.

OFFICERS OF THE ISSUER

5.

Name:	Amina James	
All positions with the issuer and how long in each position:	Position: Co-Founder Member of the Manager	How long: November 2023
Business experience in the past three years:	- General Partner of Memphis Ventures, which is the partnership that owns the Quality Inn, Memphis, TN. - General Partner of Chronicle Lodging & Events which is the operator of a short-term rental property in Hampton VA. - Limited partner owner in two hotels- a Home2Suites in El Reno, OK and Hampton Inn in Douglas, GA. - Founder & Principal Consultant of Influence by AG organization development and management consulting firm.	
Principal Occupation in the past three years:	Program Manager at the U.S. Food & Drug Administration.	
Has this person been employed by anyone else in the past three years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business:	Name: The George Washington University	Business: Adjunct Professor

Name:	Acquiana Escarne	
All positions with the issuer and how long in each position:	Position: Co-Founder Member of the Manager	How long: November 2023
Business experience in the past three years:	- In 2020, invested as a limited partner in Hilton in El Reno, Oklahoma. - Limited partnership responsibilities include strategic decision-making regarding hotel acquisition and operations, reviewing the financial performance of the hotel, and high-level consultation regarding the management of hotel staff.	

	• In 2021, invested as a limited partner in a 354-unit apartment subdivision in Orlando, Florida. • In 2023, invested as a limited partner in a Quality Inn hotel in Memphis, Tennessee, and PIC Car Wash 6 as a limited partner. • In 2023, invested in two minority-owned businesses, Mom Juice (limited partner) and She Can Work (primary angel investor). • In 2023, invested in Backstage Capital, a venture capital fund.
Principal Occupation in the past three years:	U.S. Diplomat with the U.S. Department of State (1/2008-4/2023) CEO of RRD Investments LLC (9/2015-present)
Has this person been employed by anyone else in the past three years?	Yes

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business:	Name: U.S. Department of State	Business: Foreign Service Officer

Name:	Janelle Howard	
All positions with the issuer and how long in each position:	Position: Co-Founder Member of the Manager	How long: November 2023
Business experience in the past three years:	• In 2022, invested as a limited partner in Quality Inn hotel in Memphis, TN. • In 2020 invested as a limited partner in Hilton in El Reno, Oklahoma. • In 2020 invested as a limited partner in Culture Shoe and Apparel in Columbus, GA.	
Principal Occupation in the past three years:	Owner of How We Travel an independent travel agency.	
Has this person been employed by anyone else in the past three years?	Yes	
Name: • U.S. Army Reserves • Fredericksburg Christian School	Business: • Human Resources and Behavioral Health Specialist • After Care Attendee/ Substitute Teacher	

Name:	Norland James	
All positions with the issuer and how long in each position:	Position: Co-Founder Member of the Manager	How long: November 2023
Business experience in the past three years:	- General Partner of Memphis Ventures, which is the partnership that owns the Quality Inn, Memphis, TN. - General Partner of Chronicle Lodging & Events which is the operator of a short-term rental property in Hampton VA. - Limited Partner in two hotels - a Home2Suites in El Reno, OK and Hampton Inn in Douglas, GA.	
Principal Occupation in the past three years:	Program Analyst at U.S. Coast Guard	
Has this person been employed by anyone else in the past three years?	No	

Name:	Richard Howard	
All positions with the issuer and how long in each position:	Position: Co-Founder Member of the Manager	How long: November 2023
Business experience in the past three years:	- In 2022, invested as a limited partner in Quality Inn hotel in Memphis, TN. - In 2020 invested as a limited partner in Culture Shoe and Apparel in Columbus, GA.	
Principal Occupation in the past three years:	Business Operations Manager, Obsidian Solutions Group LLC	
Has this person been employed by anyone else in the past three years?	Yes.	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business:	Co-Founder, How We Travel Independent Travel Agency VETs EZ LLC: Support Analyst	

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.   Each of the following people owns 20% or more of the total voting power of the issuer:

Name of Holder**	No. and Class of Securities Held	% of Voting Power
Amina James	300 Class D Units	30%
Norland James	300 Class D Units	30%
Acquania Escarne	200 Class D Units	20%

**Units beneficially held through AJA Investments, LLC

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer: The issuer intends to acquire and renovate a 120-key hotel located at 2940 Lake St., Lake Charles, LA 70601. An affiliate of the issuer has entered into a purchase and sale contract to purchase the hotel from the current owner for $9,500,000, which contract will be assigned to the issuer prior to closing. The hotel was built in 2010 and is an underperforming asset and outdated product with upside potential. The hotel property includes a restaurant, a 2,400 square feet meeting space, an indoor pool, a fitness center, and a business center. The issuer's goals are to achieve the following:

> (1) increase net operating income (NOI);
> (2) leverage brand affiliation and propriety systems of a large and recognizable global brand to drive occupancy and rate increases;
> (3) improve property conditions to optimize guest satisfaction scores; and
> (4) realize on an exit strategy due to conversion to a more marketable product.

The hotel is currently underperforming in terms of both average daily rate (ADR) and revenue per available room (RevPAR). The issuer believes there is upside potential in the hotel earning its fair market share, which it does not currently do year over year. The Lake Charles market provides an opportunity to enhance the hotel via conversion and reposition the asset to increase its market penetration. There are many demand generators in Lake Charles that support this growth strategy including McNeese State University, L'Auberge du Lac and the Golden Nugget casinos, several industry and manufacturing headquarters, award-winning golf courses, and minor league sports teams. Lake Charles also serves as the host for more than 70 annual festivals which bring thousands of visitors to the city throughout the year. Furthermore, there are large-scale development projects currently underway in Lake Charles targeting the lake front, port of Lake Charles, and the I-10 corridor.

Market research was conducted to determine the viability of a full-service upscale hotel in the Lake Charles market. An index penetration analysis showed that for the majority of the past five years the hotel has not gained its fair market share of business. The hotel is the oldest property in its competitive set which consists of a Wingate, SpringHill Suites, Hampton Inn, Best Western

Plus, Prien Lake Inn & Suites, and Tru by Hilton. When the hotel is compared with upscale and upper midscale hotels in the submarket, it appears that those hotels garner a higher revenue per available room (RevPAR) than the hotel. As the only full service, non-casino hotel in Lake Charles proper, targeted upgrades to an upscale asset should allow the hotel to perform similarly to other upscale hotels in submarket.

The issuer intends to acquire, renovate, and convert the property to a Wyndham-branded hotel. The Wyndham hotel flag carries with it sensible renovation requirements and a high percentage of brand contribution. Wyndham also boasts top three in brand recognition among upscale brands. In addition, the issuer should qualify for incentives in the form of key money and/or fee discounts as a part of Wyndham's newly created program for aspiring hotel owners from underrepresented communities **Women Own the Room and Black Owners and Land Developers.** It is possible, however, that the issuer will convert the hotel to a national brand other than Wyndham.

The Manager, AJA Investments, LLC, is comprised of a team of experienced hoteliers who will operate the hotel and oversee hotel operations. They will be responsible for overseeing the strategy and long-term performance goals of the business. The Manager's principals consist of hoteliers, business strategists, financial consultants, and experienced sponsors that have over 20 years of combined hotel investment and ownership experience. Two members of the Manager have previously served as sponsors of a limited-service hotel acquisition in the mid-south region of the United States. All members of the Manager have significant experience as investors in both limited service and extended stay hotels. The issuer also intends to hire a third-party management company or property management company with experience operating full-service hotels to manage the brand conversion, renovation, and day-to-day operations of the hotel. The Manager will receive a management fee from the issuer related to its asset management services.

The issuer plans to hold the hotel for five to seven years depending on market conditions and operating metrics. After the hold period, the issuer will determine whether to sell or refinance the hotel.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of the offering documents or materials.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to <u>Appendix A</u> starting on page 18 for additional risks to consider when investing in this Offering.

THE OFFERING

9. What is the purpose of this offering? The purpose of this offering is to acquire, finance, manage, and operate the hotel in such a manner as to provide its Members with a return on their investment. The Manager anticipates that the issuer will own the hotel for approximately five to seven years prior to determining whether to sell it.

10. How does the issuer intend to use the proceeds of this offering? The proceeds of the offering will be used to pay a portion of the purchase price for the hotel.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
To pay a portion of the purchase price of the hotel	100%	$20,000	100%	$1,235,000

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used. No.

(b) How will the issuer complete the transaction and deliver securities to the investors? Investors will complete all documentation using the Vesterr portal at https://www.vesterr.com, to include the Subscription Booklet attached hereto as <u>Appendix B</u>, which includes a Subscription Agreement and a Joinder to the Limited Liability Company Operating Agreement of the issuer dated January 2, 2024 (the "Company Operating Agreement"). Payment of the purchase price for the Units will be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the investor by transfer of immediately available U.S. funds or other means approved by the issuer prior to the applicable Closing, in the manner and the amount set forth in the Subscription Booklet and otherwise in accordance with Vesterr 's payment processing instructions. Upon such Closing, the Escrow Facilitator will release such funds to the issuer. The investor will receive notice and evidence of the digital entry of the number and type of Units purchased by investor reflected on the books and records of the issuer (reflected either under investor's name as recorded by Vesterr or other SEC registered transfer agent as designated by the issuer), which books and records will bear a notation that the Units were sold in reliance on Regulation Crowdfunding.

12. How can an investor cancel an investment commitment? Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the target offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vesterr will notify investors if the target offering amount has been met. Unless the issuer raises at least the target offering amount through this offering, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. After the target offering amount has been achieved but before the offering deadline, the issuer will close the investments that have been subscribed for. Thereafter, an investor's investment in this offering will occur on a "rolling basis," meaning that from time to time after the target offering amount has been achieved, the issuer will accept subscriptions in its discretion and the funds associated with those investments will be sent to the issuer in accordance with Vesterr's procedures. Once this occurs, you may not cancel your investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned. A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then the issuer will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any Units.

DESCRIPTION OF THE UNITS

13. Describe the terms of the securities being offered.

Summary of Terms for Class A Units and Class B Units

Overview: The issuer is offering "securities" in the form of limited liability company membership units which are referred to as "Units." In this offering, the issuer is offering Class A Units and Class B Units on the terms and conditions contained herein. There are 1,000 authorized Class A Units and 1,000 authorized Class B Units, of which none are outstanding as of the date of this Offering Statement. The maximum amount of Class A Units and Class B Units that may be sold in the offering is 1,235. Each Unit has certain rights, subject to the terms of the Company Operating Agreement, attached hereto as Appendix C.

Purchase Price:	The price of the Units being offered in this offering is $1,000 per Class A Unit or Class B Unit. Once you pay for your Units, you will have no obligation to contribute more money to the issuer, and you will not be personally obligated for any debts of the issuer. However, under some circumstances, you could be required by law to return some or all of a distribution you receive from the issuer.
Preferred Return:	Class A Units -- A preferred return will accrue on the amount an investor invests by purchasing Class A Units at a rate of 8% per annum.
	Class B Units – A preferred return will accrue on the amount an investor invests by purchasing Class B Units at a rate of 10% per annum
	The issuer's Class C Units also accrue a preferred return equal to 8% per annum (as applicable, the "Preferred Return)
Distributions:	The issuer will use commercially reasonable efforts to make tax distributions to the issuer's unitholders at least annually. In addition, the issuer may make discretionary distributions when funds are available, subject to customary limitations. In the event of any distributions by the issuer from operations or upon a liquidation of the issuer, the proceeds will be paid as follow:

    (1)   First, to the holders of Class A Units, Class B Units and Class C Units (collectively, the "Preferred Units"), *pro rata* based on the number of Preferred Units held by them, until each such holder has received an amount equal to the applicable Preferred Return;

    (2)   Second, to the holders of the Preferred Units, *pro rata* based on the number of Preferred Units held by them, until each such holder has received an amount equal to their total amount invested in the issuer; and

    (3)   Thereafter, (i) 30% (or 50%, after such time as the holders of Class A Units and Class B Units have received distributions from the issuer equal to 2x their capital contribution) to the holders of Class D Units, *pro rata* based on the number of Class D Units held by them, and (ii) 70% to the holders of Class A Units and Class B Units, *pro rata* based on the number of such Units held by them.

    Notwithstanding the foregoing, commencing two years after the issuance of the issuer's Class C Units, the holders of Class C Units will receive 100% of cash distributions (other than tax distributions) made by the issuer, until they have been paid all amounts due to them under paragraphs (1) and (2) above. The Class C Units are being offered in the issuer's Reg D Offering (defined below).

Drag Obligations:	The investors will be subject to customary drag along rights pursuant to which the Manager may cause a sale of the issuer or its assets, subject to certain customary limitations.
Transfer Restrictions:	Class A Units and Class B Units are subject to restrictions on transferability and resale and may not be transferred or resold by any investor except as permitted

under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the issuer has received an opinion of counsel satisfactory to it that registration under such laws is not required.

Class A Units and Class B Units sold in the offering may not be transferred or resold during the one-year period beginning when the units were issued, unless the units are transferred as follows:

(1) to the issuer;

(2) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother- in-law, or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Amendment:	The Company Operating Agreement, including the terms of the Class A Units and Class B Units, may be amended by the holders of a majority of the Class D Units.
Binding Arbitration:	Any claims made with respect to the offering or the Units issued in the offering are subject to a binding arbitration provision, with such arbitration being conducted in the nearest available location to Wilmington, Delaware.
Other Rights:	The holders of Class A Units and Class B Units will have no other special rights; *provided*, *however*, that the issuer may, in its sole and absolute discretion, enter into additional agreements with one or more investors granting such investors additional contractual rights.
Operating Agreement:	The rights and preferences of the issuer's securities are detailed in the Company Operating Agreement, attached hereto as Appendix C.

14. Do the securities offered have voting rights? No. The Class A Units and Class B Units sold in the offering do not have voting rights are not entitled to participate in any decisions except those specifically described in the Company Operating Agreement. The holders of a majority of the voting securities of the issuer (*i.e.*, the Class D Units) may decide to take actions which you disagree or else decline to take actions which you believe are in the best interest of the issuer. Examples may include taking additional debt, issuing other classes of securities, some of which

may have superior rights over your Units, liquidating the issuer or amending the Company Operating Agreement. Any of these decisions may harm the Units.

15. Are there any limitations on any voting or other rights identified above? No.

16. How may the terms of the securities being offered be modified? The terms of the Class A Units or the Class B Units may be unilaterally amended by the holders of a majority of the issuer's Class D Units.

Restrictions on Transfer of the Securities Being Offered

Class A Units and Class B Units sold in the offering may not be transferred or resold during the one-year period beginning when the Units were issued, unless the Units are transferred as follows:

    (1) to the issuer;

    (2) to an "accredited investor";

    (3) as part of an offering registered with the SEC; or

    (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

The Units are subject to additional transfer restrictions as set forth in the Company Operating Agreement attached hereto as Appendix C, which includes a requirement to obtain the consent of the Manager for any transfer and that transferees execute a Joinder to the Company Operating Agreement, among others.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other securities or classes of securities of the issuer.

The following table outlines all of the issuer's securities including the Class A Units and Class B Units being offered in this offering.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount Outstanding	Voting Rights	Other Rights
Class A Units	1,000	0	No	Yes
Class B Units	1,000	0	No	Yes
Class C Units	1,000	0	No	Yes
Class D Units	1,000	1,000	Yes	Yes

In addition to the terms outlined in Section 13 above, the following additional terms apply to the issuer's other classes of units:

Class C Units

Voting:	The Class C Units are non-voting.
Preferred Return:	The Class C Units will accrue a preferred return equal to 8% per annum.

Class D Units

Voting:	The Class D Units are voting.
Control:	The holders of a majority of the Class D Units may appoint and remove the Manager. As of the date of this offering, AJA Investments, LLC owns 100% of the Class D Units and serves as the Manager of the issuer.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the right of any other class of security identified above? The holders of Class A Units, Class B Units, Class C Units and Class D Units of the issuer will share in cash distributions made by the issuer in the manner and priority described in Section 13 above. In some cases, the Unit classes share in distributions on a *pari passu* basis, meaning that they will have the same priority with respect to the issuer's cash distributions. In addition, except for the Class D Units, all of the other classes of Units, including the Class A Units and Class B Units being offered in this offering, are non-voting. Therefore, the holders of Class D Units will control all decisions pertaining to the issuer and its operations, including the hotel. The issuer has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Units. For example, the issuer could issue promissory notes that are secured by specific property of the issuer or could issue classes of Units that have superior or preferred rights to the distribution of Company proceeds over those of the holders of Units acquired in the Offering.

19. Are they any difference not reflected above between the securities being offered and each other class of security of the issuer? No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? AJA Investments, LLC owns 100% of the voting securities of the issuer and is, therefore, the principal member of the issuer. It also services as the Manager and will make major decisions that affect the issuer's direction and value. As the Manager, AJA Investments will decide when to make distributions and will influence the timing and terms of events like a sale of the hotel, affecting investor's ability to realize returns. The Manager will shape corporate governance policies and will choose and supervise the issuer's advisors including the management company that will manage the day-to-day operations of the hotel. In addition, the Manager will receive a management fee from the

issuer in an amount equal to 2% of the issuer's gross revenues, payable monthly unless accrued and deferred in the discretion of the Manager, as outlined in the Company Operating Agreement.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including the subsequent corporate actions. The Units being offered in this offering are being valued at $1,000.00 per Unit. The price of the Unit was set by the Manager at the time of filing this Form C. The purchase price of the Units has been determined primarily by the anticipated capital needs of the issuer and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the issuer for the offering.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer? The investors will not have many rights including not having a right to vote on matters brought before the members of the issuer. The rights afforded minority investors by the laws of Delaware are limited. With any investment in a private company, an investor should be able to bear a complete loss of their investment.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer; or
- transactions with related parties?

The terms of the Company Operating Agreement, which include the terms of the Class A Units and the Class B Units being sold in the offering, may be changed in a manner that is adverse to the holders of such Units, including the investors, without the consent of such investors. This includes the issuance of additional securities of the issuer to existing members of the issuer and to third parties, for additional consideration or no consideration at all.

The Manager will oversee all decisions pertaining to the issuer and its operations, including a sale of the issuer's assets and any future transactions entered into by the issuer, including possible transactions with its affiliates; and the holders the Class A Units and Class B Units will not have the right to impact those decisions.

The Manager will receive a management fee from the issuer in an amount equal to 2% of the issuer's gross revenues, payable monthly unless accrued and deferred in the discretion of the Manager, as set forth in the Company Operating Agreement.

In addition, certain members of the Manager may receive compensation from the issuer in the form of salaries, bonuses or other customary compensation arrangements.

24. Describe the material terms of any indebtedness of the issuer: The issuer has no material indebtedness, but is currently offering Class A Units, Class B Units and Class C Units pursuant to Regulation D, Rule 506(b) of the Securities Act, as amended (the "Reg D Offering"), some of

which have terms that are similar to indebtedness. In addition, the issuer intends to finance a portion of the purchase price of the hotel with senior secured debt.

25. What other exempt offerings has the issuer conducted within the past three years? None previously, but the issuer is conducting the Reg D Offering concurrently with this offering.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest:

> (1) any director or officer of the issuer;
> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
> (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
> (4) any immediate family member of any of the foregoing persons.

None, except that that the issuer will pay the Manager a management fee equal to 2% of gross revenues from hotel operations pursuant to Article V of the Company Operating Agreement.

27. Does the issuer have an operating history? No.

28.
Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and history results of operations.

Liquidity: The issuer was organized under the Delaware Limited Liability Company Act on November 28, 2023. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (*i.e.*, cash). We intend to use the proceeds of this offering to pay a portion of the purchase price of the hotel as soon as the offering closes. To purchase the hotel, we will need to raise capital from additional sources including from a bank financing or through the sale of Class A Units, Class B Units and Class C Units in our Reg D Offering, which is happening concurrently with this offering. If we cannot raise money in this offering or in our Reg D Offering, or cannot borrow money on the terms we expect, then we may be forced to dissolve the issuer and you could lose your full investment.

Capital Resources: The issuer has entered into a purchase agreement, and made a $50,000 deposit, to purchase the hotel. The issuer intends to close the acquisition upon the completion of this offering. The issuer anticipates using institutional financing for approximately 70% of the value purchase price of the hotel, but the actual financing plan may vary from this, in the discretion of the Manager. The amounts that need to be raised through the sale of Class A Units and Class B Units is dependent on the final loan amount approved by the lender and the amounts raised through the sale of Class A Units, Class B Units and Class C Units in our Reg D Offering.

Historical Results of Operations: The issuer is a newly formed entity and has no history of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Financial statements for the issuer are attached hereto in <u>Appendix D</u>.

30. No disqualifying event has been recorded in respect to the issuer or its officers or directors.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   (1)   Any other material information presented to investors; and
   (2)   Such further material information, if any, as may be necessary to make the required statements in light of the circumstances under which they are made not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at: https://www.vesterr.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) the issuer has filed, since its most recent sale of securities pursuant to this part, the required annual reports for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
RISK FACTORS

The Class A Units and Class B Unit offered in this Offering are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the risk factors set forth below in addition to the remaining information contained in the Subscription Materials. Many of the following risk factors apply to the issuer.

(1) *No Assurance of Projected Results*: Projected results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions, which are not predictable, can have a material adverse impact on the accuracy of projections.

(2) *No Operating History*: The issuer is a newly formed entity and has no operating history for investors to evaluate with respect to the economic risks of the proposed investment. Although the management team has hotel investing experience, they have not always been able to obtain all of their objectives or meet all of their forecasts in connection with such investments. An investment in the issuer is a speculative investment involving substantial risk. Since its formation in November 2023, the issuer has not engaged in any operations. There is no assurance that the issuer will generate significant revenues or that its operations will be profitable.

(3) *Limited Financial Resources; Need for Additional Capital*. The issuer has limited financial resources available to it, and even if the offering is successful, additional capital from sources other than this offering will be required to acquire, renovate and operate the hotel and there is no assurance that additional capital will be obtained. The issuer will need to obtain additional debt or equity financing to fund or expand its operations. In the event the issuer may need to obtain debt financing, and there is no assurance that the issuer will be able to obtain additional financing if required, or if the issuer is able to obtain such financing, that it will be on terms favorable to the issuer.

(4) *Complete Loss of Investment*. An investment in the issuer involves the risk of a complete loss of your investment. You should carefully consider each of the following factors and discuss them with your own financial advisors, which may include attorneys, accountants, investment advisors, or others, as you deem necessary. It is not possible to foresee all risks that may affect the issuer or the hotel. The risks set forth below are not the only ones facing the issuer. Additional risks and uncertainties may exist that could also adversely affect the issuer's business, operations and prospects. If any of the following risks materialize, the issuer's business, financial condition, prospects and/or operations could suffer. In such event, the value of the Class A Units and Class B Units could decline, and you could lose all or a substantial portion of the money invested, as well as any anticipated returns or benefits.

(5) *Reliance on Manager*. Control over the operation of the issuer will be vested entirely with the Manager. The success of the issuer depends upon the Manager's ability to acquire, operate, manage, finance and dispose of the hotel in a manner that produces distributable cash for

distribution to the investors. investors of the Manager have experience with similar Properties. The issuer will be particularly dependent upon the efforts, experience, contacts and skills of certain officers of the Manager. The loss of any such individual could have a material, adverse effect on the issuer, and such loss could occur at any time due to death, disability, resignation or other reasons. In addition, persons may be admitted to or withdraw from the Manager and the investors will have no power to prevent any specific person from becoming a member, manager or officer of the Manager. You should not invest in the issuer unless you are willing to entrust all aspects of the management and all investment decisions of the issuer to the Manager.

(6) *Lack of Control and Limited Voting Rights*. The investors will have no control over the issuer's day-to-day operations and have no right to vote on matter brought before the members of the issuer including the selection of the Manager. If the investors are unhappy with the services of the Managing member, they will have not ability to remove them.

(7) *General Real Estate Risks*: Real estate historically has experienced significant fluctuations and cycles in value, and specific market conditions may result in reductions in the value of real property interests. The development, marketability and value of the hotel will depend on many factors beyond the control of the issuer, including, but not limited to: (i) changes in general or local economic conditions; (ii) changes in supply of, or demand for, competing properties near the hotel; (iii) changes in interest rates; (iv) the promulgation and enforcement of governmental regulations relating to land-use and zoning restrictions, environmental protection and occupational safety; (v) the unavailability of financing for the hotel on favorable terms; (vi) the financial condition of tenants, and buyers of the hotel; (vii) changes in real estate tax rates and other operating expenses; (viii) energy and supply shortages; (ix) various uninsured or uninsurable risks; (x) acts of God and natural disasters; (xi) ability to attract additional tenants; (xii) authorizations or the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes; (xiii) a continuation of terrorist activities or other acts of violence or war in the United states of America or abroad or the occurrence of such activities or acts that impact the hotel or that may impact the general economy; (xiv) ability to maintain any necessary license, permit or governmental approval for the development and operation of the hotel; and (xv) the adoption of restrictive local ordinances. In addition, general economic conditions in the United states, as well as conditions of domestic and international financial markets, may adversely affect the marketability and value of the hotel.

(8) *Reliance on Information*: The issuer will be relying heavily on information from third parties in making decisions, which may be inaccurate or incomplete. The issuer may not have adequate measures to verify the accuracy of the information obtained from third parties.

(9) *Risks of Development Activities*: Undertaking development of the hotel will be subject to various risks, including those set forth above in "General Real Estate Risks" and the risk that there may be unanticipated delays in construction due to factors beyond the control of the issuer. These factors may include, without limitation: (i) strikes; (ii) adverse weather; (iii) changes in building plans and specifications; (iv) material shortages; and (v) increases in the costs of labor and materials, including, without limitation as the result of the implementation or increase of trade tariffs. Delays in completing and stabilizing the hotel will cause corresponding delays in the receipt of operating income or proceeds from a sale of the hotel (or a portion thereof) and,

consequently, the distribution of any cash flow by issuer subsidiaries with respect to the hotel. There is the risk that development costs, as a result of construction delays, may exceed original estimates, possibly making the hotel uneconomical. In addition, the estimated costs and schedules of developing and constructing buildings and related landscaping may be affected by changes in construction plans and specifications or by other unforeseen events, any of which may cause additional expenses to be incurred, which likely will be borne by the issuer. In addition, there can be no assurance that funds available to the issuer will be sufficient to fund the issuer's required or desired capital expenditures for its ongoing concerns, including, without limitation, the development of the hotel. If the issuer is unable to obtain sufficient funds, it might have to defer or otherwise reduce the size or scope of the hotel.

(10) *Forward-Looking Statements*: The offering Materials contain certain forward-looking statements and descriptions of goals and objectives of the issuer. Although these forward-looking statements and stated goals and objectives are based upon assumptions and research that the Manager believes are reasonable, actual results of operations and achievements may differ materially from the statements, goals and objectives set forth in the offering Materials.

(11) *Operating Risks of the Issuer*: A major risk of investing in the hotel is the possibility that the hotel will not generate cash flow sufficient to meet operating expenses. You could lose your entire investments in the issuer in the event of a foreclosure of the lender's mortgage on the hotel. No assurance can be given that the proceeds from the rents of the hotel or additional borrowings will be sufficient to make payments due on the indebtedness incurred by the issuer.

(12) *No Guaranteed Distributions*: Cash distributions are in the discretion of the Manager and will only be made to the extent there is cash flow from guest room rentals and other operations of the hotel. Additionally, even if there is cash flow from operations, the Manager, in its sole discretion, may cause the issuer to retain some or all of such funds for working capital purposes, further renovation and other reserves. Therefore, there can be no assurance as to when or whether there will be any cash distributions from the issuer to the investors. It is possible that the issuer will not achieve any distributable dash and that the investors may not receive any cash distributions at all.

(13) *Illiquidity of Investments*: An investment in the issuer should be viewed as illiquid. It is uncertain as to when profits, if any, will be realized. There may be no current return on the investment in the issuer. The issuer may have difficulty attracting guests. If the issuer elects to sell the hotel, the issuer may not be able to do so due to changes in economic or other conditions. The issuer's inability to respond quickly to adverse changes in the performance of the hotel could have an adverse effect on its ability to meet its obligations and make distributions and consequently could have an adverse effect on the issuer's ability to meet its obligations and make distributions.

(14) *Lack of Capital Could Inhibit Meeting Objectives*. There is a risk that the amount of capital raised in this offering will be insufficient to meet the investment objectives or operational requirements of the issuer. If there is a shortage of capital, the Manager will try to obtain funds from a third-party. Obtaining funds from a third-party may require an increase in the amount of financing the issuer will be obligated to repay. In addition, there is no certainty that funds from a third-party will be available at a reasonable cost, requiring a capital call from all investors. In

some instances, the Manager's only recourse would be to provide an advance of its own funds or obtain a loan from an investor or a third-party, which may or may not be available on terms advantageous to the issuer. If insufficient capital is raised from this offering, Capital improvements planned by the Manager will be delayed until sufficient cash flow is generated from operation of the hotel, if ever. This could impact the ability of the issuer to achieve some of its "investment objectives".

(15) *Dilution*: The issuer may require additional capital in the future. investors admitted to the issuer in the future will participate in the Investment of the issuer, thereby diluting the interests of existing owners.

(16) *Limited Transferability*: The Class A Units and Class B units are being offered and sold without registration under the Securities Act, and without registration or qualification under the securities laws of any state, in reliance upon the exemptions from registration provided by the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder and certain exemptions from registration and/or qualification under applicable state securities laws and regulations. When subscribing for Units, each investor agrees to not resell or offer for resale any of the Class A Units and the Class B Units for at least one year unless the Class A Units and the Class B Units are registered and/or qualified under the Securities Act and applicable state securities laws or unless an exemption from such registration and qualification is available. Furthermore, the Manager may prohibit transfers that would terminate the issuer for tax purposes, that would violate the Securities Act or any rules or regulations thereunder, or any applicable state securities laws or any rules or regulations thereunder, that would subject the issuer to the reporting or registration requirements of the Securities Exchange Act of 1934, or that would result in the treatment of the issuer as an association taxable as a corporation. There will be no public market for the Class A Units or Class B Units, and none is expected to develop. The Class A Units and the Class B Units are considered "restricted securities" and there are substantial restrictions upon the transferability and resale of units under the Company Operating Agreement, as well as under applicable federal and state securities laws and any such transfer or resale of the Units made pursuant to registration or exemption from such registration. As a result, the investment in the issuer is illiquid should you desire to liquidate your investment prior to dissolution or termination of the issuer. You may be unable to liquidate your investment in the issuer even in an emergency. The issuer has no obligation, and does not intend, to cause the Class A Units and the Class B Units to be registered under the Securities Act or registered or qualified under the securities laws of any state or to comply with any other provision of law that would permit the Class A Units and the Class B Units to be readily marketable by an investor. You will have no right to require registration, to cause the issuer to comply with any exemption, or to cause the issuer to supply information necessary to enable the investors to make sales. For all of the foregoing reasons, the Class A Units and the Class B Units should be acquired only as a long-term investment. There is a risk that no market for the exists and if an investor attempts to sell their Units prior to the dissolution of the issuer, there is no certainty that the Class A Units or the Class B Units can be sold for full market value or that the Class A Units or the Class B Units may be sold at any price. In general, investor withdrawals from the issuer are not permitted, nor are the Class A Units or the Class B Units subject to, a right of redemption by any investor.

(17) *Leverage; Senior Debt*: The issuer intends to use institutional financing to finance a portion of the purchase price of the hotel and such debt is likely to be senior secured debt. Although the

use of leverage may enhance returns, it may also increase the risk that actual returns may be lower than targeted and that losses of capital may occur. Rising interest rates, downturns in the economy and other factors may adversely affect the ability of the issuer to successfully utilize leveraged debt and may also adversely affect the performance of the issuer. Debt increases the risk of loss because defaults on indebtedness secured by the hotel may result in the lender initiating foreclosure actions. For tax purposes, a foreclosure would be treated as a sale for a purchase price equal to the outstanding balance of the debt secured by the loan. If the outstanding balance of the debt secured by the loan exceeds the issuer's tax basis in the hotel, the issuer would recognize taxable income on foreclosure, but the issuer would not receive any cash proceeds to distribute to investors to pay their income tax liability with respect to such income. There is no assurance that the issuer will be able to successfully prosecute its business and development plans for the hotel to the extent that the issuer is unable to obtain appropriate financing, as determined by the Manager in its sole discretion. There is also the risk that at the time of sale of the hotel, the sales proceeds may be less than the amount needed to pay off the total remaining balance of the financing and, as a result, some or all of the issuer's investment in the hotel will be lost. There is a risk that if at the end of the loan, the hotel cannot be sold or refinanced so that the proceeds generated will allow the loan to be paid off, resulting in a short sale or foreclosure, the Unitholders could suffer a total loss of all capital invested in the hotel. However, if the hotel is ultimately sold for more than the loan balance, the Unitholders may be entitled to recover the difference.

(18) *Lack of Diversification*. The issuer will own no significant assets other than the hotel. The issuer has no plans to diversify its investments and minimize the effects of changes in the real estate market in the hotel's competitive area. The success of the issuer, therefore, will be totally dependent on the success of this hotel and its successful management and operation by the Manager.

(19) *Due Diligence May Not Reveal All Conditions That May Decrease the Value of Your Investment*: Regardless of the thoroughness of the due diligence process, not all circumstances affecting the investment in the hotel can be ascertained through the due diligence process. If the materials provided to the issuer by its advisors are inaccurate, if the issuer does not sufficiently investigate or follow up on matters brought to its attention as part of the due diligence process, or if the due diligence process fails to detect material facts that impact the value determination, (i) the hotel may be subject to items which could result in significant losses to the issuer or (ii) the issuer may not receive the expected return on its investment in the hotel, either of which would cause the issuer's performance to suffer.

(20) *Investors Not Represented by Independent Counsel*. The prospective investors as a group have not been represented by independent counsel in connection with the formation of the issuer or this offering. The Company Operating Agreement has been prepared by counsel for the Manager and such counsel owes no duties of any kind to any investors of the issuer.

(21) *Financial Projections May Be Wrong*. The issuer's financial projections are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. All of the issuer's projections are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes,"

"can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. Although such statements are based on the Manager's current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements. It is possible that actual results from operation of the hotel will be different than the returns anticipated by the Manager and/or that these returns may not be realized in the timeframe projected by the Manager, if at all.

(22) *Regional, State and Local Economic Conditions*. Performance of the hotel is likely to be dependent upon the condition of the economy in the area where the hotel is located. The Manager expects to hold the hotel for five to seven years. However, there is a risk that at the time of the projected sale of the hotel, the marketplace may be different than projected, which may require the hotel to be held longer than anticipated or sold at a loss. Despite the Manager's projections, an investor should be prepared to not receive a return of its investment until the hotel is sold.

(23) *Returns Could Be Negatively Impacted by Third-Party Management*. The Manager will hire a third-party management company to manage the hotel while we are attempting to dispose of or renovate the properties. Our cash flow from the hotel may be adversely affected if our managers fail to provide quality services and amenities or if they or their affiliates fail to maintain a quality brand name. In addition, our managers or their affiliates may manage, and in some cases may own, invest in or provide credit support or operating guarantees to hotels that compete with the hotel, which may result in conflicts of interest and decisions regarding the operation of the hotel that are not in our best interests. We generally will attempt to resolve issues with our managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. Additionally, in the event that we need to replace any management company, we may be required by the terms of the management contract to pay substantial termination fees and may experience significant disruptions at the affected hotels.

(24) *Relationship with Third Parties*: The issuer will rely upon third parties to develop, manage and oversee the hotel. The issuer may be limited in its ability to control the day-to-day operations of such third parties or their compliance with contracts, regulations or laws to which the hotel may be subject.

(25) *Affiliate Transactions*. Certain executives and officers of the issuer and members of the Manager have entered into arrangements or will receive compensation from the issuer or the Manager. In addition, the Manager will receive a management fee from the issuer in an amount equal to 2% of the issuer's gross revenues, payable monthly unless deferred and accrued in the discretion of the Manager.

(26) *Restrictive Covenants May Affect Financing*. We may enter into management contracts that contain some restrictive covenants or acquire properties subject to existing management contracts that do not allow the flexibility we seek, including management contracts that restrict our ability to terminate the contract or require us to pay large termination fees. Any such

management contract may preclude us from taking actions that would otherwise be in our best interest or could cause us to incur substantial expense.

(27) *Franchise Risks*. We intend to convert the hotel into a Wyndham (or other major national brand)-branded property, which involves entering into a franchise agreement and agreeing to certain restrictions and stipulations associated with the franchisor's requirements. The franchisor may also require extensive renovations to the hotel. As a result, the issuer's business will be subject to the risks associated with franchise arrangements including reductions in business following negative publicity with respect to the brand or a general decline of the brand and its reputation, all of which would likely be outside of the control of the issuer or the Manager. In addition, the maintenance of the franchise license for the hotel is subject to the franchisors' operating standards and other terms and conditions. Franchisors periodically inspect hotel properties to ensure that their standards are followed. Failure by us or one of our third-party management companies to maintain these standards or other terms and conditions could result in a franchise license being cancelled. If a franchise license is cancelled due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which varies by franchisor and by hotel property. As a condition of maintaining a franchise license, a franchisor could require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures. If a franchisor terminates the franchise license or the license expires, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations and the underlying value of the hotel property because of the loss of associated name recognition, marketing support and centralized reservation system provided by the franchisor and adversely affect our revenues. This loss of revenue could in turn adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our members.

(28) *Uninsured and Underinsured Losses; Availability and Cost of Insurance*. The hotel is located in Louisiana. This geographic area may be at risk for damage to property due to certain weather-related and environmental events, including snow and ice storms, severe thunderstorms, hurricanes and flooding. To the extent possible, the Manager will attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions. All decisions relating to the type, quality and amount of insurance to be placed on the hotel are made exclusively by the Manager. Certain types of losses, generally of a catastrophic nature (such as hurricanes, earthquakes and floods) may be uninsurable, not fully insured or not economically insurable. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full prevailing market value or prevailing replacement cost of the hotel. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace the hotel after the hotel has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the hotel. Recently, the cost of certain types of extraordinary insurance coverage for such things as hurricanes, floods and earthquake has risen substantially. These types of losses are not generally covered in a standard hazard and liability insurance policy. In certain locations, this type of insurance may be

unavailable or cost prohibitive. The issuer may proceed without insurance coverage for certain extraordinary risks if it cannot secure an appropriate policy or if the Manager believes that the cost of the policy is too high with respect to the risks to be insured. Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore the hotel, and a lawsuit would have to be initiated to force them to provide coverage, resulting in further Losses in income to the issuer. Additionally, the hotel may now contain or come to contain mold, which may not be covered by insurance and has been linked to health issues.

(29) *Liability for Environmental Issues*. Under various federal, state and local environmental and public health laws, regulations and ordinances, the issuer may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the hotel. These damages and costs may be substantial and may exceed insurance coverage the issuer has for such events. Buildings and structures on the hotel may have contained hazardous or toxic substances or have released pollutants into the environment; or may have known or suspected asbestos- containing building materials, lead based paint, mold, or insect infestations (such as roaches or bed bugs), that the issuer may be required to mitigate. The Manager will attempt to limit exposure to such conditions by conducting due diligence on the hotel, however, all or some of these conditions may not be discovered or occur until after the hotel have been acquired by the issuer.

(30) *Federal, State and Local Regulations May Change*. There is a risk of a change in the current federal, state and local regulations as it may relate to the operations of the hotel in the area of fuel or energy requirements or regulations, construction and building code regulations, approved property use, zoning and environmental regulations, or property taxes, among other regulations.

(31) *Title Insurance May Not Cover All Title Defects*. The Manager will acquire title insurance on the hotel, but it is possible that uninsured title defects could arise in the future, which the issuer may have to defend or otherwise resolve, the cost of which may impact the profitability of the hotel and/or the issuer as a whole.

(32) *Compliance with Americans with Disabilities Act*. Under the Americans with Disabilities Act of 1990, as amended (the "ADA"), all public accommodations built after 1990 are required to meet certain federal requirements related to access and use by disabled persons. A determination that the hotel is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If substantial modifications are made to comply with the ADA, the issuer's ability to make distributions to the investors may be impaired. In addition, class action lawsuits pertaining to the ADA are common in the hotel industry and the issuer could find itself a subject of such a lawsuit.

(33) *Risk of Audit.* Information returns filed by the issuer are subject to audit by the U.S. Internal Revenue Service (the "IRS"). The IRS is devoting greater attention to the proper application of the tax laws to limited liability companies. In this connection, the IRS has issued revised

guidelines, procedures and instructions for handling cases under its tax shelter audit program. An audit of the issuer's tax returns may lead to adjustments, in which event personal federal income tax returns will be affected and may subject unitholders to certain interest and penalty payments due to an underpayment of federal income tax. In addition, any such tax return may lead to an audit of a unitholder's individual tax return, which may lead to adjustments other than those relating to the investment in the Purchased Units.

(34) *Registration as a Tax Shelter*. The Company may be required to register with the Internal Revenue Service as a "tax shelter."

(35) *Tax Liability May Exceed Cash Distributions*. As a result of decisions of the Manager in operating the issuer, which may require the suspension of cash distributions due to a need to maintain a higher level of cash reserves, along with other events, there is a risk that, in any tax year, the tax liability owed by a unitholder will exceed its cash distribution in that year. As a result, some or all of the payment of taxes may be an out-of-pocket expense of the unitholder. In addition, there is a risk that on the disposition of the hotel, the tax liability of the unitholder may exceed the distributable cash available. In the event of an involuntary disposition of the hotel, there is the possibility of a unitholder having a larger tax liability than the amount of cash available for distribution at the time of the event, or at any time in the future.

(36) *Risk That Federal, State or Local Income Tax Laws Will Change*. There is a risk associated with the possibility that the federal, state or local income tax laws may change affecting the projected results of an investment in the issuer. There is a possibility that in the future Congress may make substantial changes in the federal tax laws that apply to the issuer and its unitholders.

(37) *Risk That Income Tax Returns May Not Be Timely Prepared*. If the issuer is unable to prepare and deliver its federal or state income tax returns in a timely manner the unitholders may be forced to file an extension on their individual income tax returns and may incur a cost to do so, including possible penalties to the federal and state governments. If the issuer is unable to prepare and deliver the federal or state income tax returns at all, the unitholders may be required to incur additional expenses in employing independent accountants to complete the returns.

(38) *Losses Limited to Amounts at Risk*. The extent to which a unitholder may utilize losses from the issuer will be limited to the amount the unitholder is found to be "at risk" with respect to the issuer.

(39) *Limitations on Use of Passive Losses*. Losses from a passive activity are not allowed to offset other types of income, such as salary, active business income, and "portfolio income," and may offset income only from other passive activities. The issuer anticipates that most of the net income (if any) allocated to the unitholders may be used by the unitholders to offset the "passive activity losses," if any, of the unitholders.

(40) *Risk of Partnership Liability under Centralized Audit Rules*. The issuer is subject to IRS audit pursuant to sections 6221 through 6241 of the Internal Revenue Code, as amended by the Bipartisan Budget Act of 2015 (the "BBA"), a member of the Manager, or an otherwise identified individual, will serve as the issuer representative ("Representative") and have the sole authority to act on behalf of the issuer and its unitholders in the audit. All unitholders shall be

bound by the acts of the Representative in relation to the audit of the issuer. Under the BBA's new audit procedures, the issuer may be assessed additional tax, interest, penalty, or addition to tax. If that occurs, the issuer intends to "push out" any liability to persons who were unitholders during the audited year(s), including persons that are no longer a unitholder at the time that the audit adjustment is made. Such persons will be liable for the additional tax, interest, penalty, or addition to tax in proportion to their units during the audited year(s) and will not be afforded the opportunity to challenge the adjustment. There is a risk that if the push out election is unsuccessful, the issuer would be held liable at the entity level for the additional tax, interest, penalty, or addition to tax. In such event, the issuer must pay the additional liability. Doing so may require collection of payments from unitholders, former unitholders, adjustment of unitholder accounts, or the issuance capital calls to raise the necessary funds. The partnership examination and implementation of the BBA partnership audit procedures and final regulations are untested. As a result, the issuer may bear additional costs to comply with the changing federal and state procedures. Additionally, it is uncertain as to how the various state and local taxing authorities will coordinate with the BBA partnership procedures.

(41) *Uncertainty*. The partnership examination and implementation of the BBA partnership audit procedures and final regulations are untested. As a result, the issuer may bear additional costs to comply with the changing federal and state procedures. Additionally, it is uncertain as to how the various state and local taxing authorities will coordinate with the BBA partnership procedures.

(42) *Complex Tax Matters*. The tax affairs of limited liability companies are complex and are subject to varied interpretations. The effect of tax laws on unitholders will vary depending on each investor's particular circumstances. There are tax-related risks, which are not listed in this Offering Statement. Prospective investors or their advisors should seek the advice of a tax attorney or accountant qualified to discuss other possible tax risks. This offering document does not discuss the consequences and risks of applicable state taxes. YOU SHOULD CONSULT WITH AND RELY ON YOUR OWN TAX ADVISORS WITH RESPECT TO THE POSSIBLE TAX RESULTS OF THE INVESTMENT.

(43) *State Tax Consequences.* This Offering Statement does not discuss the consequences and risks of applicable state taxes. For advice regarding such matters, the investor should seek the advice of his own tax advisor.

APPENDIX B

SUBSCRIPTION BOOKLET

{See attached}

LC HOSPITALITY, LLC

OFFERING OF UP TO $1,235,000
CLASS A UNITS AND CLASS B UNITS

SUBSCRIPTION BOOKLET

THE OFFER AND SALE (THIS "OFFERING") OF CLASS A UNITS AND CLASS B UNITS (COLLECTIVELY, "UNITS") IN LC HOSPITALITY, LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE "COMPANY") PURSUANT TO REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT IS MADE ONLY BY MEANS OF THIS SUBSCRIPTION BOOKLET.

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY U.S. STATE OR NON-U.S. JURISDICTION, AND ARE BEING OFFERED AS A PRIVATE OFFERING TO INVESTORS PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED UNDER TITLE III OF THE JOBS ACT AND REGULATION CROWDFUNDING, DESCRIBED IN 17 CFR §§ 227.100-502.

NO GOVERNMENTAL AUTHORITY HAS MADE ANY FINDING OR DETERMINATION RELATING TO THE FAIRNESS OR THE MERITS OF THE OFFERING AND PURCHASERS OF UNITS HAVE NO RIGHT TO REQUIRE THE COMPANY TO REGISTER THE UNITS UNDER FEDERAL OR STATE SECURITIES LAWS AT ANY TIME.

THE UNITS MAY NOT BE RESOLD OR TRANSFERRED EXCEPT AS PERMITTED BY THE SECURITIES ACT AND ANY APPLICABLE U.S. STATE OR NON-U.S. SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

IN ADDITION, RESALES OR TRANSFERS OF INTERESTS WILL BE SIGNIFICANTLY RESTRICTED BY THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF THE COMPANY. EACH SUBSCRIBER, BY SUBSCRIBING FOR UNITS, ACKNOWLEDGES AND AGREES TO ABIDE BY THESE RESTRICTIONS.

LC HOSPITALITY, LLC

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Subscription Agreement"**) is dated as of the latest date set forth on the signature pages hereto and is by and between LC HOSPITALITY, LLC, a Delaware limited liability company (the "**Company"**) and the undersigned subscriber ("**Subscriber"**). Capitalized terms used, but not defined, in this Subscription Agreement shall have the meanings set forth in the Company's Limited Liability Company Operating Agreement dated January 2, 2024 (the "**Operating Agreement**"), a copy of which is included in the Offering Materials (defined below).

BACKGROUND

The parties hereto acknowledge that:

1. The Company was formed as a limited liability company under the laws of the State of Delaware by filing its Certificate of Formation in the office of the Division of Corporations of the Delaware Secretary of State (the "**Certificate of Formation**"); and

2. Subscriber wishes to purchase from Company, and Company wishes to issue to Subscriber, membership units ("**Units**") of the Company in the number and of the type set forth on the Subscription Page attached hereto (as the same may be modified by the Company upon acceptance on the Company Acceptance Page) on the terms and conditions contained herein.

THEREFORE, Company and Subscriber agree as follows.

AGREEMENT

1. **General.** Reference is made to the offer and sale of Units to certain investors pursuant to a "Regulation Crowdfunding" offering (the "**Offering**") as set forth in those certain offering materials (as supplemented or amended from time to time) (the "**Offering Materials**") available to Subscriber on the Company Offering Profile at https://www.vesterr.com. Subscriber acknowledges that the Offering consists of the sale of Company's Class A Units and Class B Units (collectively, "**Units**"), at a price per Unit of $1,000.00. Subscriber further acknowledges that:

   a. the Company will not, except if waived in writing by the Company, accept subscriptions for less than $15,000.00 per Subscriber for Class A Units (corresponding to the purchase of 15 Class A Units) or $50,000 per Subscriber for Class B Units (corresponding to the purchase of 50 Class B Units);

   b. if the Company fails to receive offers to purchase Units exceeding the target offering amount identified in the Offering Statement included in the Offering Materials (the "**Offering Statement**" or the "**Form C**") that was filed in connection with the Offering (as may be amended or supplemented by a Form C/A), the Company may reject this Subscription Agreement and cancel the Offering;

   c. the Company will accept subscriptions for Units in this Offering on a first come, first served basis, as and when such subscription agreements, along with the required consideration, are received;

       d.   the Company may accept only a portion of a subscription for Units in its discretion;

       e.   AJA Investments, LLC, a Delaware limited liability company and manager of Company (the "**Manager**") reserves the right, in Manager's sole discretion, (i) to accept or reject any subscription agreement or limit the amount of Units which any subscriber in the Offering may acquire; or (ii) to accept investment in excess of the target offering amount up to a certain maximum investment amount, each as identified in the Offering Statement filed in connection with the Offering (as may be amended or supplemented); and

       f.   the Units and the ownership thereof shall be subject to the terms and conditions of the governing documents of the Company, including, without limitation, the Certificate of Formation and the Operating Agreement (as amended, the "**Organizational Documents**"), copies of which are included in the Offering Materials.

2. **Agreement to Purchase and Sell**. Subscriber agrees to purchase from Company, and (subject to Section 5) Company agrees to issue and sell to Subscriber, the number and type of Units set forth on the Subscription Page attached hereto (the "**Purchased Units**"), on the terms and conditions contained herein.

3. **Consideration**. In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to make a Capital Contribution to Company in the amount set forth on the Subscription Page attached hereto as the "**Commitment Amount**".

4. **Closing Date**. The Closing of the purchase and sale of the Purchased Units (the "**Closing**") shall take place on such date that the Manager acknowledges its acceptance of this Subscription Agreement by signing it and the other conditions to the purchase contained herein have been met. Prior to execution of this Subscription Agreement by Manager, Manager must receive from Subscriber (a) this Subscription Agreement, duly completed and executed by Subscriber, (b) payment of the full Commitment Amount via Automatic Clearing House (ACH) Transfer or Debit Card to an escrow account that shall hold all funds from subscriptions to purchase Units designated by Vesterr. until such time as the Offering has completed, and (c) an executed Joinder (as defined below). Upon receipt of valid subscriptions and payment for Units in excess of the target offering amount, Vesterr will instruct the Escrow Agent to transfer all capital raised, less fees owed to Vesterr, to the Company within five business days of the funding, and the Company will endeavor to deliver a signed counterpart of this Subscription Agreement within 10 days of such funding.

5. **Rejection of Subscription.** At or before the Closing, Company may, in its sole discretion and for any reason, elect not to accept Subscriber's subscription, in whole or in part. If Company rejects the subscription, Company shall refund all funds Subscriber submitted to Company in connection with the rejected subscription without interest.

6. **Default**. If Subscriber defaults on its obligations under this Subscription Agreement, within five days after providing notice of the failure, Company may either refuse to issue the Purchased Units to Subscriber if the default occurs before the Closing; or revert all rights, title, and interest in the Purchased Units to Company and rescind the transactions contemplated by this Subscription Agreement if the default occurs after the Closing.

7. **Failure of Closing to Occur**. Other than the obligation to refund funds to Subscriber under Section

5, Company has no liability to Subscriber if the Closing fails to occur or if Company fails to issue the Purchased Units to Subscriber.

8. **Subscriber's Obligations**. At the Closing and as a condition to the issuance of the Purchased Units to Subscriber hereunder, Subscriber shall sign a joinder to the Operating Agreement in the form attached hereto as Exhibit A (a "**Joinder**"), pursuant to which Subscriber shall agree to be bound by the terms of the Operating Agreement and will be admitted as a member of the Company (a "**Member**"). Subscriber understands and agrees that their ownership of Units will be governed by the Operating Agreement and Subscriber shall be bound by all the terms and conditions of the Operating Agreement. In addition, Subscriber will sign any other documents Company determines appropriate, advisable, or necessary to consummate the contemplated transactions.

9. **Subscription Irrevocable**. Except as provided under state securities laws, this subscription is irrevocable on the part of Subscriber.

10. **Notice Address; Payment Acknowledgment.**

    a.   Subscriber's contact information for purposes of notices and other communications provided under the Operating Agreement is set forth on the Subscription Page and Subscriber acknowledges that any changes to their contact information in Company's records must comply with the procedures set forth in the Operating Agreement.

    b.   Subscriber agrees to maintain an account with an online portal or other agent designated by the Company with current payment information necessary for payments to Subscriber under the terms of the Operating Agreement to be completed. All such payments to Subscriber shall be deposited into the Subscriber's linked account, or through any other reasonable payment method as requested by the Company.

11. **Subscriber Representations and Warranties**. Subscriber represents and warrants to Company as follows:

    a.   Subscriber acknowledges that the Company has made available to them the opportunity to ask questions and receive answers concerning the Company, the Units, the Operating Agreement, the Offering Materials, this Subscription Agreement and any other information provided by the Company to Subscriber. Subscriber has consulted such legal, tax, and investment advisors, as they in their sole discretion, has deemed necessary or appropriate in connection with this investment and the information made available to Subscriber by the Company.

    b.   Subscriber is purchasing the Units for their own account for investment only and not with a view to the distribution or resale thereof to anyone else. Subscriber fully understands that an investment in the Units involves a high degree of risk. Subscriber is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment.

    c.   Subscriber has received, carefully read and understands the Offering Materials, including, without limitation, the Operating Agreement and the Risk Factors set forth in the

4

Offering Materials. Subscriber has had a full opportunity to review the information in the Offering Materials and the provisions of the Operating Agreement and to consult with their independent legal, financial, accounting, tax and other professional advisors regarding the information set forth therein with respect to their investment in the Units. Subscriber understands that the Offering Statement filed with SEC in connection with the Offering may be amended or updated from time to time by the Company and if the amendment reflects material changes, additions or updates, Subscriber will be required to affirmatively reconfirm its subscription for Units hereunder within five business days of the filing of the amendment, or the investor's commitment will be considered cancelled.

d.   Subscriber understands that the Units being offered are not subject to an effective registration statement under the Securities Act of 1933, amended (the "**Securities Act**") and applicable state securities laws, and that the Units are being offered and sole in reliance on exemptions provided under Title III of the Jobs Act and Regulation Crowdfunding, described in 17 CFR §§ 227.100-502 (the "**CF Exemption**"). Subscriber further understands that (i) no governmental authority has made any finding or determination relating to the fairness or the merits of the Offering and (ii) Subscriber has no right to require the Company to register the Units under federal or state securities laws at any time.

e.   Subscriber agrees that Subscriber will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Units except in compliance with the Operating Agreement and the CF Exemption. Subscriber acknowledges that the transferability of the Units is severely limited and that Subscriber must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Units are being offered and sold by the Company, and for a period of 12 months from the date of the last sale by the Company of the Units in the Offering, all permitted resales of all or any part of the Units, by any person, shall be made only in accordance with the CF Exemption and the Operating Agreement.

f.   Subscriber: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to their net worth, and their acquisition of the Units will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for their current needs and personal contingencies to sustain a complete loss of their investment in the Units, and has no need for liquidity in the investment in the Units. Subscriber's investment in the Units, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed the maximum amount allowed by governing regulations and described by 17 CFR §227.100(a)(2).

g.   Subscriber's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the Units to Subscriber and at present was and is within the state set forth on the Subscription Page hereto.

h.   Subject to the Company's rights to reject all or a portion of Subscriber's offer to invest, Subscriber understands that they shall, by entering into this Subscription Agreement, become a party to the Operating Agreement, which provides for, among other things, the terms and conditions applicable to the ownership of the Units.

i. Other than the fees to be paid to Vesterr by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Units.

j. Subscriber acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for Subscriber and that Subscriber therefore may want to have his, her, or its own legal counsel review the Operating Agreement (and related Offering Materials) before signing.

k. Subscriber acknowledges that an investment in the Units is speculative and agrees that no guarantees have been made to Subscriber by the Company or any of their respective agents, managers, members, employees or affiliates, about an investment in the Units or the future financial performance of the Company. It is understood that information and explanations related to the terms and conditions of the purchase and ownership of the Units provided in the Offering Materials or otherwise by the Company shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Units. Subscriber has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward-looking information as if such projections and statements were guaranteed.

l. The Company has not made any representation or other assurance to the Subscriber concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by the Subscriber as a result of an investment in the Purchased Units.

m. The signatory hereto has full power and authority to execute, deliver and perform this Subscription Agreement and the Operating Agreement in accordance with their respective terms. All corporate or other action necessary to authorize the execution, delivery and performance of this Subscription Agreement and the Operating Agreement has been taken. This Subscription Agreement and the Operating Agreement have been duly executed on behalf of Subscriber.

n. The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company, and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, the Subscriber will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefor.

o. Subscriber is not entering into this Subscription Agreement with the actual or constructive intent to hinder, delay, or defraud its present or future creditors and is receiving reasonably equivalent value and fair consideration for Subscriber's Capital Contribution.

p.   Subscriber's Capital Contribution has been contributed, transferred, assigned, and conveyed to Company free and clear of any liens or other obligations other than those existing on this date and disclosed in writing to Company.

q.   Subscriber's decision to acquire the Purchased Units have been made by Subscriber independent of any other Subscriber or any other Member and independent of any statements or opinions as to the advisability of the purchase or as to the business, operations, assets, liabilities, results of operations, financial condition, and prospects of Company that may have been made or given by any other Subscriber or any other Member or by any agent or employee of any other Subscriber or any other Member.

r.   If this Subscription Agreement is signed or joined on behalf of a partnership, trust, corporation, or other entity, the person signing or joining this Subscription Agreement on behalf of Subscriber has been duly authorized to sign and deliver this Subscription Agreement and all other documents and instruments signed and delivered on behalf of Subscriber in connection with this Subscription Agreement and to consummate the transactions contemplated by this Subscription Agreement.

s.   Subscriber's signing, delivery, and performance of this Subscription Agreement does not contravene or result in a default in any material respect under any law or regulation applicable to Subscriber.

t.   The signing and delivery of this Subscription Agreement does not, and the consummation of the transactions contemplated by this Subscription Agreement will not, violate any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

u.   The signing, delivery, and performance of this Subscription Agreement does not require Subscriber to obtain any consent or approval that has not already been obtained.

v.   This Agreement and the Operating Agreement are valid, binding, and enforceable against Subscriber in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles, regardless of whether considered at law or in equity.

w.   Subscriber acknowledges that all documents, records, and books pertaining to this investment have been made available for inspection to Subscriber, its counsel, and its accountants. Subscriber and Subscriber's counsel and accountants have had the opportunity to obtain any additional information necessary to verify the accuracy of the documents presented to them, and to ask questions of and to receive answers from representatives of Company or persons authorized to act on its behalf concerning the terms of this investment and other information as requested. In evaluating the suitability of this investment in Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by Company. Subscriber is making this investment based only on the documents and answers described above; no other offering literature has been provided to Subscriber.

x.   Other than Vesterr, no broker, finder, or intermediary has been paid or is entitled to a fee or commission from Subscriber in connection with the purchase of the Purchased Units. Subscriber is not entitled to and may not accept any fee or commission.

y.   By entering into this Subscription Agreement, the Subscriber acknowledges that the Company is relying on the truth and accuracy of its representations and warranties.

12. **Additional Investment Considerations**. In considering an investment in the Company, Subscriber has been made aware of certain special considerations and risk factors, some of which are set forth in the Offering Statement. However, the inclusion of specific special considerations and risk factors in the Offering Statement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company. Subscriber is encouraged to review the Risk Factors contained in <u>Appendix A</u> of the Offering Statement carefully.

13. **Indemnification**. Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement and agrees to indemnify and hold harmless Company and the officers, members, managers, affiliates, agents, and employees of Company and their affiliates; and any professional advisers to any of the above parties. This indemnification and hold harmless is from and against any loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Subscription Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of the Securities Act or any applicable state securities laws. Despite any of the representations, warranties, acknowledgements, or agreements made in this Subscription Agreement by Subscriber, Subscriber does not by this Subscription Agreement nor by any other manner waive any rights granted to Subscriber under federal or state securities laws.

14. **Subject to Operating Agreement.** The Purchased Units subscribed for in this Subscription Agreement are subject to the terms of the Operating Agreement at all times.

15. **Confidentiality.** Subscriber agrees, on behalf of Subscriber and any designated representative, to keep any nonpublic information acquired about Company—under this Subscription Agreement or otherwise— confidential at all times. Nothing in this Subsection imposes a confidentiality obligation on such persons in connection with:

a.   any information that such persons already possessed and had acquired from sources other than Company, or

b.   any matter that is public knowledge at the date of this Subscription Agreement or later becomes public knowledge through no act or failure to act by Subscriber or Subscriber's designated representatives.

16. **Survival.** Subscriber's representations and warranties survive the Closing. Subscriber represents and warrants that the representations, warranties, and acknowledgements set forth above are true and accurate as of this date and as of the Closing. If these representations and warranties are not true

before the Closing in any respect, Subscriber must give prompt written notice to Company.

17. **Company Representations.** The Company represents and warrants to the Subscriber that:

     a.   The Company is validly existing and in good standing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets.

     b.   The Purchased Units issued pursuant to this Subscription Agreement are duly authorized for issuance by the Company and will be validly issued upon payment of the Purchase Price and acceptance by the Company.

     c.   The execution and delivery of this Subscription Agreement by the Company and the issuance of the Purchased Units to Subscriber as described herein will not violate or conflict with the terms of any of the Organizational Documents or any contract or agreement to which the Company is a party or by which it is bound, and that the Purchased Units are issued free of all liens, claims, options, voting restrictions, rights of first refusal or preemption, excepting only those which may be contained in the Operating Agreement with respect to the Purchased Units after issuance to the Subscriber.

18. **Specific Waivers and Approvals.**

     a. **Change to Operating Agreement Regarding Approval of Affiliate Transactions.** If Subscriber becomes a Member, by entering into this Subscription Agreement, Subscriber acknowledges and agrees that, notwithstanding anything to the contrary in the Operating Agreement, the Company may enter into transactions with its affiliates in the future which contain provisions and conditions that the Manager believes in good faith are, in the aggregate, substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not affiliates of Members or Manager. To the extent the foregoing is contrary to any provision of the Operating Agreement, this Subscription Agreement shall, with respect to the undesigned, supersede the Operating Agreement and the Operating Agreement shall be deemed so amended with respect to Subscriber.

     b. **Specific Approval of Future Issuance of Units.** Subscriber acknowledges and agrees that pursuant to the Operating Agreement, the Manager is authorized to cause the Company from time to time to issue to any person or persons additional Units of the Company in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, all as shall be determined by the Manager, including (i) the allocations of items of Company income, gain, loss, deduction and credit to each such class or series of Units, (ii) the right of each such class or series of Units to share in Company distributions, (iii) the rights of each such class or series of Units upon dissolution and liquidation of the Company, (iv) the price at and the terms and conditions on which such class or series of Units may be redeemed by the Company, if such Units are redeemable by the Company, (v) the rate at and the terms and conditions on which such class or series of Units may be converted into any other class or series of Units, if any class or series of Units are issued with the privilege of conversion, and (vi) the right of such class or series of Units to vote on matters relating to the relative rights and preferences of such class or other matters. The undersigned further acknowledges and agrees that upon the issuance of any class or series of Units, the Manager may amend any provision of the Operating Agreement and may add any new provision to the Operating Agreement, and execute, swear to, acknowledge, deliver, file and record amended Certificate of Formation and whatever other documents may be required in connection therewith, as shall be necessary or desirable to reflect the issuance of such class or series of Units and the relative rights and preferences of such class or series of Units as to the matters set forth in the preceding sentence. By entering into this Subscription Agreement, Subscriber approves such future issuances and all things the Manager may in good faith deem to be necessary or advisable in connection with any such future issuance to reflect the issuance of the Units and the admission of future Members acquiring the Units.

19. **Binding Effect.** Subject to the restrictions on transfer in this Subscription Agreement, this Subscription Agreement binds and inures to the benefit of Subscriber and to their successors, personal representatives, heirs, and assigns. This Subscription Agreement may not be assigned without the consent of the Manager.

20. **Further Assurances**. In connection with this Subscription Agreement and the transactions contemplated by it, Company and Subscriber agree to provide further assurances if requested by Company or any other Subscriber or any Member. These further assurances include signing and delivering any additional documents, instruments, conveyances, and other assurances or taking any further actions necessary to carry out the provisions of or transactions contemplated by this Subscription Agreement.

21. **No Waiver**. Failure to insist upon strict performance of any provision or obligation of this Subscription Agreement for any period is not a waiver of the right to demand strict compliance in the future. An express or implied consent to or waiver of any breach or default in the performance of any obligations under this Subscription Agreement is not a consent to or waiver of any other breach or default in the performance of the same or of any other obligation.

22. **Governing Law.** This Agreement is governed, construed, and administered according to the laws of Delaware, and any applicable federal law. No effect is given to any choice-of-law or conflict-of-law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than those of the State of Delaware.

23. **Arbitration.** Except as otherwise provided in the Operating Agreement, any controversy or dispute arising out of this Agreement, the interpretation of any of the provisions hereof or the action or inaction of any Person hereunder shall be submitted to binding arbitration in Wilmington, Delaware, before the American Arbitration Association under the commercial arbitration rules of such Association. Any award or decision obtained from any such arbitration proceeding shall be final and binding on the parties, and judgment upon any award so obtained may be entered in any court having jurisdiction thereof. To the fullest extent permitted by law, no action at law or in equity based upon any claim arising out of or related to this Agreement shall be instituted in any court by any Unitholder except: (a) an action to compel arbitration pursuant to this Section 23; (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this Section 23; (c) an action for injunctive relief when and if such relief is appropriate under the terms of this Agreement; or (d) an action pertaining to indemnification of a third party under Article VII.

24. **Waiver of Jury Trial.** EACH PARTY TO THIS SUBSCRIPTION AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY ARISING OUT OF THIS SUBSCRIPTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED ISSUES. THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY FOR ANY CAUSE OF ACTION ARISING OUT OF THIS SUBSCRIPTION AGREEMENT.

25. **Equitable Remedies.** Each party to this Subscription Agreement acknowledges that its breach or threatened breach of any of its obligations under this Subscription Agreement would give rise to irreparable harm to the other parties and monetary damages would not be an adequate remedy. Therefore, each party to this Subscription Agreement agrees that if any party breaches or threatens to breach any of its obligations, each of the other parties to this Subscription Agreement will be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other equitable relief available from a court of competent jurisdiction (without any requirement to post bond). These equitable remedies are in addition to all other rights and remedies that may be available in respect of the breach.

26. **Attorneys' Fees.** If any party to this Subscription Agreement institutes any legal cause of action against another party arising out of or relating to this Subscription Agreement, the prevailing party will be entitled to the costs incurred in conducting the cause of action, including reasonable attorneys' fees, expenses and court costs.

27. **Remedies Cumulative.** Except to the extent this Subscription Agreement expressly provides otherwise, the rights and remedies under this Subscription Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law, in equity, or otherwise.

28. **Notices.** Unless otherwise stated, all notices, requests, consents, claims, demands, waivers, and other communications called for under this Subscription Agreement must be in writing and will be deemed given:

    a.   when delivered by hand (with written confirmation of receipt);

    b.   when received by the addressee if sent by a nationally recognized overnight courier (receipt requested);

    c.   on the date sent by facsimile or email (with confirmation of transmission) if sent during recipient's normal business hours, and on the next business day if sent after normal business hours of the recipient; or

    d.   on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

    If notice is required to be given to a minor or incapacitated individual, notice must be given to the minor or incapacitated individual's parent or legal representative.

    The written notice must be sent to the respective parties at the party's last known address (or at the address a party has specified in a notice given in accordance with this Section). Subscriber shall notify the Company in writing within five days of any change to Subscriber's address. Notice to Company must be addressed as follows:

If to Company:	LC Hospitality, LLC
	25050 Riding Plaza, Suite 130
	South Riding, VA 20152
Email:	info@duke-ventures.com
Attention:	Amina Gilyard James

29. **Severability.** The invalidity or unenforceability of any provision of this Subscription Agreement does not affect the validity or enforceability of any other provision of this Subscription Agreement. If a court of competent jurisdiction determines that any provision is invalid, the remaining provisions of this Subscription Agreement are to be construed as if the invalid provision had never been included in this Subscription Agreement.

30. **Separate Counsel.** By signing this Subscription Agreement, each party acknowledges that this Subscription Agreement is the product of arms- length negotiations between the parties and should be construed as such. Each party acknowledges that he or she has been advised to seek separate counsel and has had adequate opportunity to do so.

31. **Amendments.** No provision of this Subscription Agreement may be amended or modified except by a written instrument executed by the parties to this Subscription Agreement.

32. **Multiple Originals; Validity of Copies**. This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. The parties may execute this Subscription Agreement by means of electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (*e.g.* www.docusign.com) and the parties agree that the receipt of this Subscription Agreement so executed shall be binding on such parties and shall be construed as originals.

[remainder of page left blank; signature page follows]

LC HOSPITALITY, LLC
SUBSCRIPTION AGREEMENT

SUBSCRIPTION PAGE

The undersigned Subscriber subscribes for the following Units:

Commitment Amount for Class A Units: $_____

Commitment Amount for Class B Units: $_____

Exact name(s) in which the Units will be registered: _____

Purchaser Type (check one):

- ☐ Single Person
- ☐ Husband and Wife, as community property
- ☐ Tenants by the Entirety
- ☐ Joint Tenants (with right of survivorship)
- ☐ Tenants in Common
- ☐ A Married Person as separate property
- ☐ Corporation or other organization
- ☐ A Partnership
- ☐ Trust
- ☐ IRA

Social Security or Tax I.D.#: _____

Address:

_____

_____

_____

_____

Email: _____

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of the date set forth below.

Signature:

_____

PRINT NAME: _____

ACCEPTED:

LC HOSPITALITY, LLC

By: AJA INVESTMENTS, LLC, its Manager

By: _____
     Amina Gilyard James, Authorized Signatory

LC HOSPITALITY, LLC

SUBSCRIPTION AGREEMENT

COMPANY ACCEPTANCE PAGE

(to be completed by the Company)

LC Hospitality, LLC hereby accepts the foregoing subscription for either (a) for the Commitment Amounts set forth below or (b) if the Commitment Amounts below are blank, then the Subscriber's requested Commitment Amounts set forth above on the Subscriber's Subscription Page.

Commitment Amount:

Class A Units: $ _____

Class B Units: $ _____

LC HOSPITALITY, LLC

By: AJA INVESTMENTS, LLC, its Manager

By: _____
     Amina Gilyard James, Authorized Signatory

Dated: _____

_____

EXHIBIT A

JOINDER AGREEMENT

(See Attached)

JOINDER AGREEMENT TO THE
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
LC HOSPITALITY, LLC

THIS JOINDER AGREEMENT (this "Joinder Agreement") is being entered into by Subscriber (the "Joining Party"), effective as of the latest date set forth below, in connection with, and as a condition of, the issuance of certain membership units of LC Hospitality, LLC, a Delaware limited liability company (the "Company"), under that certain Subscription Agreement between the Company and the Joining Party.

In accordance with the Company's Limited Liability Company Operating Agreement dated January 2, 2024, as amended from time to time (the "Operating Agreement"), the Joining Party hereby (i) acknowledges having received and reviewed a complete copy of the Operating Agreement, and (ii) agrees that, upon execution of this Joinder Agreement, the Joining Party shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto, and shall be deemed, and is hereby admitted as, a Preferred Member for purposes thereof and entitled to all the rights incidental thereto. All capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed to them in the Operating Agreement.

IN WITNESS WHEREOF, the Joining Party and the Company have duly executed this Joinder Agreement as of the latest date set forth below.

JOINING PARTY:

If Entity:

_____
Printed Name of Entity

By:_____
Name:_____
Title:_____

DATE: _____

JOINING PARTY:

If Individual:

_____
Printed Name of Individual

_____
Signature

Joint Purchaser (if any):

_____
Printed Name of Individual

_____

ACCEPTED BY:

LC HOSPITALITY, LLC

By:　　AJA INVESTMENTS, LLC, its Manager

By: _____

　　　Amina Gilyard James, Authorized Signatory

DATE: _____

APPENDIX C

COMPANY OPERATING AGREEMENT

{See attached}

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF LC HOSPITALITY, LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is entered into and shall be effective as of January 2, 2024 by and among the members of LC Hospitality, LLC, a Delaware limited liability company (the "Company") signatory hereto from time to time (each a "Member" and collectively, the "Members"), pursuant to the provisions of the Act.

RECITALS

WHEREAS, the parties desire to enter into this Agreement to establish the manner in which the business and affairs will be managed and to determine their respective rights, duties and obligations with respect to the Company and the Members.

NOW, THEREFORE, the Company and the Members hereby agree as follows:

ARTICLE I:
THE COMPANY

1.1 Organization. The Company was formed on November 28, 2023, by filing of the Certificate of Formation with the Delaware Secretary of State in accordance with and pursuant to the Act.

1.2 Definitions. Capitalized terms not otherwise defined in the text hereof shall have the meanings given to them in Exhibit B attached hereto.

1.3 Name. The name of the Company shall be LC Hospitality, LLC. All business of the Company shall be conducted under that name or under any other name adopted by the Company in accordance with the Act.

1.4 Purpose. The Company is formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

1.5 Registered Agent and Registered Office. The registered office required to be maintained by the Company in Delaware pursuant to the Act is 2140 South Dupont Highway, Camden, Kent County, Delaware 19934. The name and address of the registered agent of the Company pursuant to the Act shall be Paracorp Incorporated. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Company.

1.6 Term. The period of duration for the Company shall be perpetual, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

1.7   **No State-Law Partnership**. The Members intend that the Company not be a partnership (including, but not limited to, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement (except for tax purposes as set forth in the next succeeding sentence of this Section 1.7), and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter of this Agreement shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Unitholder and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. The Company shall not make an election to be treated as a corporation for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3 (or any successor regulation or provision) and, if applicable, state and local income tax purposes, without the consent of the Manager.


ARTICLE II:
UNITS; MEMBERS; CAPITAL ACCOUNTS


2.1.   **General**.

(a)   Each Unitholder's Interest shall be represented by the number and type of membership units of the Company held by such Unitholder as set forth in the Company's records or this Agreement from time to time, as maintained by the Company and amended or deemed amended from time to time in accordance with this Agreement. Units shall be designated as Class A Units, Class B Units, Class C Units and Class D Units, with each class possessing the respective rights set forth in this Agreement and which are collectively referred to herein as the "Units". The number of authorized Units of each class of Interests is set forth on Exhibit A hereto.

(b)   Each Unitholder shall be entitled to share in the income, gain, loss, deduction and credit of the Company (and items thereof) as set forth in Article III and shall be entitled to a return of the positive balance in each such holder's Capital Account upon a Sale of the Company or a dissolution and liquidation of the Company in accordance with Article IX. From time to time, the Company may in accordance with any provisions or limitations herein (i) issue Units, or interests convertible into or exchangeable for Units (collectively, "Unit Equivalents"), (ii) create additional classes of Units or Unit Equivalents, and (iii) issue Units or Unit Equivalents of any new or existing classes, to such Persons (including existing Members), for such consideration and on such terms as the Manager deems appropriate. The Units will not be certificated.

2.2.   **Member Rights and Obligations**. The liability of the Members shall be limited as provided pursuant to applicable law. No Member shall:

(a) be personally liable for any of the debts or obligations of the Company; such Member's liability being limited solely to the amount of the Member's Capital Contribution;

(b) be entitled to the return of such Member's Capital Contribution to the Company except (i) to the extent, if any, that Distributions made pursuant to this Agreement may be considered as a return of such Member's Capital Contribution by law, or (ii) upon the Sale of the

Company or the dissolution of the Company, and then only to the extent provided for in this Agreement;

       (c) have the right to demand assets other than cash, although the Members, in their sole discretion, may distribute property other than cash;

       (d) withdraw from the Company except upon (i) the transfer of all of their Units in accordance with this Agreement, or (ii) the dissolution and winding up of the Company; or

       (e) have the right to bind the Company, except in such Member's capacity as an Officer.

      2.3.   **Voting Rights of Members; Meetings**.

       (a)   <u>Voting Rights of Preferred Members</u>. Preferred Members shall not have the right to vote on any matter submitted to the Members.

       (b)   <u>Voting Rights of Class D Members</u>. Class D Members shall have the right to vote on all matters submitted to the Members. On any matter submitted to a vote of the Members, each Class D Member shall be entitled to one vote for each Class D Unit outstanding in such Class D Member's name.

       (c)   <u>Voting by Interested Members</u>. Unless otherwise expressly provided herein or required by applicable law, notwithstanding any interest (economic or otherwise) a Member may have in the outcome of any particular matter with respect to which such Member is entitled to vote or consent, such Member may vote or consent on such matter, and such Member's vote or consent shall be counted in determining whether the matter was approved by the required vote or consent of the Members.

       (d)   <u>Member Approvals</u>. The Company may obtain a vote of the Members upon any of the matters described in this Agreement or under the Act as requiring the consent of Members by means of a written consent setting forth the action so taken that has been signed by the Class D Members holding at least a majority of the Class D Units ("<u>Majority Approval</u>"). Any approval obtained in accordance with this Section 2.3 shall be effective when the required number of Class D Members have signed the consent, unless the consent specifies a different effective date. The Company may notify Members of actions taken pursuant to this Section 2.3, but the failure to provide any such notification shall not nullify such action. Unless the vote of a greater or lesser proportion or number of the Members, or the vote of Members of any other class is expressly required by the Act or this Agreement, a resolution approved by Majority Approval shall be the act of the Members.

      2.4.   **New Units and Admission of New Members**. The Manager is authorized to provide for the issuance of Units in classes or series, to establish from time to time the number of Units to be included in each such class or series, to fix the designation, powers, preferences and rights of the Units of each such class or series and any qualifications, limitations or restrictions thereon and to admit the holders thereof as Members. No Person shall be admitted as a Member unless and until (a) the admission of such Member shall have been approved by the Manager, (b) such Person has executed and/or delivered such instruments, documents, certificates and opinions as the Company deems reasonably necessary or desirable for the admission of such Person, including a Joinder, and (c) the requirements of Article VIII shall have been satisfied to the extent applicable. Notwithstanding the foregoing, an existing Member who or which acquires additional Units in accordance with this Agreement shall automatically have the rights of a Member with respect to such additional Units.

        2.5.   **Capital Contributions**. Upon (a) a Capital Contribution, including in connection with the purchase of Units, (b) the creation of any additional class of Units, (c) the issuance of new Units of any new or existing class, (d) the Company's receipt of an additional Capital Contribution or a loan from any Member, (e) the purchase of Units pursuant to any contractual repurchase or other rights, (f) an effective Transfer of Units or an Economic Interest, or (g) the admission or termination of any Person as a Member or the holder of an Economic Interest, in each case in accordance with this Agreement, the Manager will update and amend the Company's records and, if necessary, this Agreement, to reflect such creation, issuance, Capital Contribution, loan, Transfer, admission, termination or forfeiture, as the case may be; provided, that no failure by the Company to record any such change to the Company's records or this Agreement shall affect the validity or effectiveness thereof; and provided, further that, no such update or amendment will require the approval of any Members. No Member shall be obligated, at any time, to make any additional Capital Contributions, advances or loans to the Company, unless such obligations are specifically accepted and agreed to by the Manager and such Member. No Member shall be permitted, absent the consent of the Manager, to make any additional Capital Contributions to the Company.

        2.6.   **Contribution of Property In Kind**. Any Capital Contribution of assets other than cash shall be valued at its Fair Market Value as of the date of contribution.

        2.7.   **Loans**. A Member may make a loan to the Company with the approval of the Manager. Any such loan shall not be considered a Capital Contribution and may accrue interest and have other terms as agreed to by the Manager.

        2.8.   **Capital Accounts**. A separate Capital Account shall be established and maintained for each Unitholder, which account shall be: (a) increased by (i) the amount of cash and the Fair Market Value of any other property contributed by such Unitholder to the Company as a Capital Contribution (net of liabilities secured by such property or that the Company is considered to assume or take the property subject to pursuant to Section 752 of the Code), and (ii) such Unitholder's share of the Net Profits of the Company and any items of Company income and gain that are specially allocated to such Unitholder pursuant to Article III, and (b) reduced by (i) the amount of cash and the Fair Market Value of any other property distributed to such Unitholder (net of liabilities secured by such property or that the Unitholder is considered to assume or take the property subject to pursuant to Section 752 of the Code), and (ii) such Unitholder's share of the Net Losses of the Company and any items of Company loss and deduction that are specially allocated to such Unitholder pursuant to Exhibit C. It is the intention of the Members that the Capital Accounts of the Company be maintained in accordance with the provisions of Section 704(b) of the Code and the regulations thereunder and that this Agreement be interpreted consistently therewith.

2.9. **No Interest on Capital**. No interest shall be paid by the Company on Capital Contributions made by the Members or on positive balances in their Capital Accounts.

2.10. **No Redemption or Return of Capital**. Except as specifically provided for in this Agreement, no Unitholder shall have the right to require the Company to redeem any Units or to return any portion of such Unitholder's Capital Contributions.

2.11. **Adjustments to Capital Accounts**. The Company may, upon the sale or other issuance of Units or Interests, the making of additional Capital Contributions or at such other times as is permitted by Treasury Regulations Section 1.704-1(b)(2)(iv), adjust the gross asset value of the Company's assets pursuant to Regulations Section 1.704-1(b)(2)(iv)(f) to reflect their then gross Fair Market Value (taking Code Section 7701(g) into account), and in such event the Capital Account of each Unitholder shall be adjusted to reflect that Unitholder's share of unrealized gain or loss, as provided in Article III and Exhibit C, as if such property had been sold for its then Fair Market Value.


ARTICLE III:
ALLOCATIONS OF PROFITS AND LOSSES


3.1. **Unitholders Receiving Allocations**. All Net Profits and Net Losses shall be allocated to Unitholders as of the last day of the taxable year or other allocation period for which the allocation is to be made. If there is an assignment of Interests during a taxable year, Net Profits and Net Losses (and items thereof) shall be allocated between the assignor and the assignee of such Interests to reflect their varying interests during the year in a manner selected by the Members and permissible under federal tax law, which in all cases shall take into account any extraordinary non-recurring items of profit or loss of the Company.

3.2. **Allocation of Net Profits and Net Losses**. Except for the special allocations to be made in accordance with the provisions set forth in Exhibit C, Net Profit or Net Loss for any taxable period shall be allocated among the Unitholders in such manner that, as of the end of such applicable taxable period, each Unitholder's Capital Account will be equal to the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under this Agreement, determined as if the Company were to liquidate all of the assets of the Company for an amount equal to their book values (as determined under Treasury Regulations Section 1.704-1 (b)(2)(iv)), all Company liabilities were satisfied (limited in respect of each nonrecourse liability to the book values of the assets securing such liability), and the Company distributed the proceeds of such liquidation in the manner described in Section 9.3(b)(iv). For purposes of calculating a Unitholder's Capital Account under this Section 3.2, any amounts such Unitholder is obligated to restore (or deemed obligated to restore pursuant to the Treasury Regulations under Section 704(b) of the Code) will be deemed to increase such Unitholder's Capital Account balance.


ARTICLE IV:
DISTRIBUTIONS


4.1. **Rights to Distributions**. No Unitholder shall be entitled to any Distribution from the Company, except as set forth in this Article IV or in connection with the dissolution and liquidation of the Company pursuant to Article IX. Cash Flow and other available assets may be distributed, retained or reinvested as determined by the Manager from time to time, subject to the provisions of this Agreement. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a Distribution to any Unitholder if such Distribution would violate the Act or other applicable law.

4.2. **Distribution of Cash Flow**. Subject to Section 4.1, 4.3, 4.4, 4.5 and Section 9.3(b)(iv), all Distributions of Cash Flow or other cash or assets shall be made to the Unitholders, in the following order of priority:

(a) *First*, to the holders of Preferred Units, *pro rata* in proportion to their respective Unreturned Capital, until their Preferred Return is reduced to zero;

(b) *Second*, to the holders of Preferred Units, *pro rata* in proportion to their respective Unreturned Capital, until the Unreturned Capital of each such holder is zero; and

(c) *Thereafter*, (i) 30% (or 50%, after such time as the holders of Class A Units and Class B Units have received distributions from the Company equal to two times their total Capital Contributions) to the holders of Class D Units, *pro rata* based on the number of Class D Units held by them, and (ii) 70% to the holders of Class A Units and Class B Units, *pro rata* based on the number of such Units held by them.

Notwithstanding the foregoing, commencing on March 1, 2026, the holders of Class C Units will receive 100% of Distributions of Cash Flow made by the Company (other than Tax Distributions), until the holders of Class C Units have been paid all amounts due to them under Sections 4.2(a) and 4.2(b) above.

4.3. **Tax Distributions**. Notwithstanding the general rules for Distributions set forth in Section 4.2, so long as the Company is classified as a partnership for federal income tax purposes, the Company will use commercially reasonable efforts to make cash Distributions from Cash Flow in respect of each fiscal year pursuant to this Section 4.3, to the extent there are legally available funds therefor to each Unitholder, in an amount equal to the excess, if any, of (a) the Tax Distribution Amount of such Unitholder for that fiscal year, over (b) prior and, to the extent relevant, reasonably expected distributions to such Member during or with respect to such fiscal year. The Company shall calculate the Tax Distribution Amount annually based on the Members' good faith estimate of the Company's income for the fiscal year and shall use commercially reasonable efforts to make Distributions of the Tax Distribution Amount on or prior to April 15th of the year following such fiscal year. Any Distributions to a Unitholder under this Section 4.3 shall be treated as an advance against, and shall reduce dollar-for-dollar, future Distributions payable to such Unitholder under Section 4.2 (including pursuant to Section 9.3(b)(iv)).

4.4. **Distribution of Assets in Kind**.

(a)   General. No Unitholder shall have any right to demand or receive a Distribution in a form other than cash. The Company may distribute assets other than cash to the Unitholders so long as (i) each Unitholder receives an undivided interest in such assets in proportion to their share of the corresponding Distribution as set forth in Section 4.2, or (ii) each Unitholder receives a combination of cash and assets with a value at the time of Distribution equal to the value of such Unitholder's share of the total assets to be distributed.

(b)   Valuation. Any assets of the Company distributed in kind shall be valued at their Fair Market Value at the time of Distribution. The Net Profits or Net Losses for each distributed asset shall be determined as if the asset had been sold at its Fair Market Value, and such Net Profits or Net Losses shall be allocated among the Unitholders as provided in Article III and Exhibit C and shall be properly credited or charged to the Capital Accounts of the Unitholders prior to the Distribution of the assets.

4.5. **Amounts Withheld**.

(a)   All amounts required to be withheld or paid by the Company pursuant to the Code or required to be withheld or paid to a taxing authority pursuant to any provision of any state or local tax law with respect to any payment, Distribution or allocation to any Unitholder shall be treated as amounts distributed to the Unitholder for all purposes of this Agreement. When there are Distributions to Unitholders or required allocations to Unitholders (even when there have not been Distributions), the Company is authorized to pay over to any federal, state or local governments any amounts required to be withheld or paid pursuant to the Code or any provisions of federal, state or local law, and the Company is further authorized to allocate any such amounts so paid among the Unitholders in any manner that is in accordance with applicable laws and may withhold any such amounts from Distributions regardless of when made.

(b)   In the event any amounts required to be withheld or paid pursuant to Section 4.5(a) exceed the amounts available for Distribution to a Unitholder for whom the withholding or payment is due, that Unitholder shall contribute sufficient funds to cover the withholding or payment shortfall in sufficient time to permit the timely payment of the withholding or payment obligation of the Company. Notwithstanding the foregoing, the Members may offset Distributions to which a Unitholder is otherwise entitled under this Agreement against such Unitholder's obligation to make contributions to the Company under this Section 4.5(b).

(c)   A Unitholder's obligations under this Section 4.5 shall survive (i) the termination, dissolution, liquidation and winding up of the Company or (ii) the termination, withdrawal, retirement of all or any portion of the Unitholder's Units or (iii) any Transfer of all or any portion of the Unitholder's Units, and for purposes of this Section 4.5, the Company shall be treated as continuing in existence such that the Unitholder or former Unitholder shall have a continuing obligation to make any payments due pursuant to this Section 4.5.

4.6. **Return of Distributions**. Except as required by law, no Unitholder shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Unitholder is obligated to return or pay any part of any Distribution, the obligation shall be that of such Unitholder alone, and not of the Unitholders or any other Unitholder. The amount of any Distribution returned to the Company by a Unitholder or paid by a Unitholder for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Unitholder.

4.7.   Creditor Status. No Unitholder shall have the status of, and no Unitholder shall be entitled to the remedies available to, a creditor of the Company with regard to Distributions that such Unitholder becomes entitled to receive pursuant to this Agreement and the Act.


ARTICLE V:
MANAGEMENT


5.1.   Management.

(a)   Except for those matters in which Majority Approval is required by this Agreement or by nonwaivable provisions of the Act or are vested in an Officer as described in Section 5.3, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Manager. The Manager shall operate the Company for the benefit of the Members. The Manager may be appointed or removed from time to time with Majority Approval. Except as otherwise set forth herein or by the nonwaivable provisions of the Act, the Manager shall have full, exclusive and complete discretion, power and authority to manage, control, administer and operate the business and affairs of the Company for the purposes herein stated, to make all decisions affecting such business and affairs of the Company, and to do all things which the Manager deems necessary or appropriate in the conduct of the business and affairs of the Company.

(b)   Except as expressly provided in this Agreement or the nonwaivable provisions of the Act, no Member shall (i) participate in, or have any vote or approval rights with respect to, the management or control of the business of the Company, or (ii) have any authority to act or contract for or bind the Company. The Members shall not be deemed agents of the Company. Each Member shall be liable to the Company and the other Members for intentional actions or omissions which imply or are deemed to establish that such Member is an agent of the Company in violation of the foregoing sentence.

(c)   The Company will pay the Manager a fee for asset management services in the amount of 2% of the Company's gross revenues. Such fee shall be paid in cash within 15 days of the end of the month to which it applies; provided, however, that the Manager may cause the Company to defer payment of such fee for any reason, in which event payment will be accrued and paid at such time as the Company is able to do so (the "Management Fee").

5.2.   Member Approval. Notwithstanding the foregoing, the following actions may not be taken by the Manager or the Company without obtaining Majority Approval: (a) any amendment of this Agreement, except as required by Section 2.5; (b) any merger or consolidation of the Company with any other Person, any transfer all or substantially all the Company's assets to another Person or the acquisition of all or a material portion of the assets of another Person; (c)

8

the acquisition of property or assets outside the ordinary course of business; or (d) the execution of any agreement to do any of the foregoing.

5.3.   **Officers.**

(a)   <u>Generally</u>. Officers of the Company ("<u>Officers</u>") may be appointed from time to time by the Manager. Unless otherwise determined by the Manager, the Officers will have the titles, power, authority, and duties described in this Agreement. Nothing contained in this Agreement shall be construed to preclude a Member from serving the Company as an Officer and receiving reasonable compensation therefor.

(b)   <u>Number, Titles, and Terms of Office</u>. The Officers may include a President, one or more vice presidents, a treasurer and a secretary and such other officers as the Manager may from time to time appoint. Each Officer will hold office until their successor will be duly appointed and will qualify or until their death or until he or she will resign or will have been removed in the manner hereinafter provided. Any number of offices may be held by the same person.

(c)   <u>Removal; Vacancies</u>. Any Officer may be removed, either with or without cause, by the Manager. Appointment of an Officer will not of itself create contractual rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

(d)   <u>President</u>. The duties of the President shall include the general management and control of the day-to-day operations of the Company in the ordinary course of business, with such powers as may be reasonably incident to such responsibilities; and such other powers and duties as may be assigned to him or her from time to time by the Manager.

(e)   <u>Treasurer</u>. The Treasurer will have responsibility for the custody and control of all the funds and securities of the Company, and he or she will have such other powers and duties as may be prescribed from time to time by the Manager or by the President.

(f)   <u>Secretary</u>. The Secretary will keep the minutes of all meetings of the Members in books provided for such purpose; he or she will attend to the giving and serving of all notices; he or she will have charge of the certificate books, transfer books, and Unit ledgers, and such other books and papers as the President may direct; he or she will have such other powers and duties as may be prescribed from time to time by the Manager or the President; and he or she will in general perform all acts incident to the office of Secretary, subject to the control of the President.

(g)   <u>Expense Reimbursement</u>. The Officers may be reimbursed for reasonable expenses incurred in the performance of the Officer's duties in the management of the Company hereunder, in each case as determined by the Manager.

ARTICLE VI:
TAXES AND PARTNERSHIP REPRESENTATIVE

6.1.   **Tax Returns**. The Company shall cause to be prepared and filed all necessary federal, state and local income tax returns for the Company and shall make the elections described in Sections 6.2 and 6.3. Each Unitholder shall furnish to the Company all pertinent information in such Unitholder's possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

6.2. **Tax Elections**. The Company shall make any election that the Manager may deem appropriate and in the best interests of the Company and the Unitholders. Neither the Company nor any Unitholder may make an election for the Company to be excluded from the application of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

6.3. **Partnership Tax Classification**. The Members intend that so long as the Company shall have more than one Unitholder, it shall be classified as a partnership for federal and state or local income tax purposes (and no Unitholder shall take any action inconsistent with such characterization). No election shall be filed with the Internal Revenue Service to have the Company treated as an association taxable as a corporation for federal income tax purposes.

6.4. **Partnership Representative**. The Manager shall be appointed to be and shall act as the Company's "partnership representative," within the meaning of Section 6223 of the Code, for each taxable year in which the Company is subject to the partnership audit regime under subchapter C to chapter 63 of the Code, as added by the Bipartisan Budget Act of 2015, and shall serve in such regard until her resignation, legal ineligibility to serve or its removal by the Members (consistent with applicable law). Any successor "partnership representative," to the extent it is an entity, shall have the authority to select and cause the Company to appoint a "designated individual" within the meaning of Treasury Regulations Section 301.6223-1(b)(3) to act on behalf of the "partnership representative", in each case in accordance with applicable IRS procedures (the "partnership representative" of the Company as currently in effect, the "Partnership Representative"). Any successor Partnership Representative shall be chosen by the Members. The Partnership Representative shall have authority to act on behalf of the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. All expenses incurred by the Partnership Representative in any such capacity shall be borne by the Company, including professional fees for such accountants, attorneys and agents as the Partnership Representative in its discretion determines are necessary to or useful in the performance of its duties in such capacity. The Partnership Representative shall keep the Members reasonably informed of any administrative and judicial proceedings, and each Unitholder agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings.

6.5. **Certain Authorizations**. The Partnership Representative shall represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including any resulting administrative or judicial proceedings. Without limiting the generality of the foregoing, the Partnership Representative is hereby authorized, but not required, to do any of the following:

(a) to enter into any settlement with the Internal Revenue Service, or the Secretary of the Treasury or his delegate (collectively, the "IRS") with respect to any tax audit or judicial review, in which agreement the Partnership Representative may expressly state that such agreement shall bind all other Unitholders except that such settlement agreement shall not bind any Unitholder that (within the time prescribed pursuant to the Code and the Treasury Regulations) files a statement with the IRS providing that the Partnership Representative shall not have the authority to enter into a settlement agreement on behalf of such Unitholder;

(b)   if a notice of a final partnership administrative adjustment at the Company level of any item required to be taken into account by a Unitholder for tax purposes is mailed to the Partnership Representative, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or, in the discretion of the Partnership Representative, such other judicial review as is allowed by law;

(c)   to intervene in any action brought by any other Unitholder for judicial review of a final adjustment;

(d)   to file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS, to file a petition for judicial review with respect to such request;

(e)   to enter into an agreement with the IRS to extend the period for assessing any tax that is attributable to any item required to be taken into account by a Unitholder for tax purposes, or an item affected by such item; and

(f)   to take any other action on behalf of the Unitholders with respect to the Company or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by applicable law or regulations.

6.6.   **Indemnity of Partnership Representative**. The Company shall indemnify and reimburse the Partnership Representative for all reasonable expenses (including legal and accounting fees) incurred by the Partnership Representative in such capacity pursuant to this Article VI in connection with any administrative or judicial proceeding with respect to the tax liability of the Company, the Manager or the Members, as long as the Manager has determined in good faith that the Partnership Representative's course of conduct was in, or not opposed to, the best interest of the Company. Except as otherwise provided herein or required by law, the provisions on limitations of liability of the Partnership Representative and indemnification set forth in Article VII shall be fully applicable to the Partnership Representative in its capacity as such.

6.7.   **Information Furnished**. To the extent and in the manner provided by applicable law and regulations, the Partnership Representative shall furnish the name, address, profits interest and taxpayer identification number of each Unitholder to any administrative agency governing any tax reports of the Company or its Unitholders.

6.8.   **Notice of Proceedings, etc**. The Partnership Representative shall use commercially reasonable best efforts to keep each Unitholder informed of: (a) any administrative and judicial proceedings for the adjustment at the Company level of any item required to be taken into account by such Unitholder for income tax purposes; (b) any extension of the period of limitations for making assessments of any tax against such Unitholder with respect to any Company item; and

(c) any agreement with the IRS that would result in any material change either in income or loss as previously reported.

6.9. **Obligations of Unitholders to Report Allocations and Distributions**. The Unitholders are aware of the income tax consequences of the allocations and Distributions made in accordance with Article III and IV, respectively, and hereby agree to be bound by the provisions of such Articles in reporting their shares of Company income and loss for income tax purposes.

6.10. **Notices to Partnership Representative**. Any Unitholder that receives a notice of an administrative proceeding under Section 6233 of the Code relating to the Company shall promptly notify the Partnership Representative of the treatment of any Company item on such Unitholder's federal income tax return that is or may be inconsistent with the treatment of that item on the Company's return. Any Unitholder that enters into a settlement agreement with the IRS with respect to any Company item shall notify the Partnership Representative of such agreement and its terms within 60 days after the date of such agreement.


ARTICLE VII:
NO EXCLUSIVE DUTY; INDEMNIFICATION


7.1. **No Exclusive Duty to Company**. Except as otherwise provided in this Agreement or pursuant to other employment contracts or agreements between the Manager or an Officer and the Company, the Manager and the Officers are not required to manage the Company as their sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor the Unitholders shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or Officers, or to the income or proceeds derived therefrom. None of the Manager or any Officer shall incur any liability to the Company or to the Unitholders as a result of engaging in any other business or venture.

7.2. **Indemnification**.

(a)   The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the Person is the Manager or a Member, Officer or former Manager, Member, or Officer (collectively "Indemnified Persons"), against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnified Person in connection with such action, suit or proceeding if the Indemnified Person acted in good faith and in a manner the Indemnified Person reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnified Person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the Indemnified Person did not act in good faith and in a manner which the Indemnified Person reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had reasonable cause to believe that the Indemnified Person's conduct was unlawful.

(b)   The Company shall indemnify any Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in favor of the Company by reason of the fact that the Indemnified Person is or was a Manager, Member or Officer or former Manager, Member, or Officers against expenses (including attorney's fees) actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of such action or suit if the Indemnified Person acted in good faith and in a manner the Indemnified Person reasonably believed to be in or not opposed to the best interest of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Indemnified Person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such Indemnified Person is fairly and reasonably entitled to indemnification for expenses which such court shall deem proper.

(c)   To the extent that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) above or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such Indemnified Person in connection therewith.

(d)   Any indemnification under subsections (a) and (b) above, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Indemnified Person is proper in the circumstances because the Indemnified Person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to an Indemnified Person by the Manager.

(e)   Expenses (including attorney's fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding, other than an action, suit or proceeding brought by the Company against such Indemnified Person, shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company as authorized by this Section 7.2.

(f)   The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Section shall not be deemed exclusive of any other rights to which an Indemnified Person seeking indemnification or advancement of expenses may be entitled under any agreement with the Company.

(g)   The Company may purchase and maintain in its sole discretion insurance on behalf of any Indemnified Person against any liability asserted against such Indemnified Person and incurred by such Indemnified Person in any capacity, arising out of such Indemnified Person's status as such, whether or not the Company would have the power to indemnify such Indemnified Person against such liability under this Section 7.2 or under applicable law.

(h)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 7.2 shall continue as to an Indemnified Person who has ceased to be a

Manager, Member or Officer and shall inure to the benefit of the successors, heirs, executors and administrators of such Indemnified Person.

(i)   Notwithstanding the provisions of Sections 7.2(a) and 7.2(b) above, no Indemnified Person shall be indemnified from any liability for breach of the duty of loyalty to the Company or its Members, for acts or omissions not in good faith or which involve intentional misconduct, gross negligence or a knowing violation of law or for any Distribution made in violation of this Agreement or the Act.

(j)   In the event the Company merges with another entity and is not the surviving corporation, or transfers all of its assets, proper provisions shall be made so that successors of the Company assume Company's obligations with respect to indemnification of the Members, Manager and Officers.

ARTICLE VIII:
DISPOSITION OF UNITS

8.1.   Conditions on Transfer.

(a)   No Unitholder shall Transfer or pledge, in whole or in part, any of their Units, except for Transfers approved by the Manager. For any Unit Transfer, each of the following conditions must be satisfied or waived in writing by the Company:

(i)   the transferee shall have complied with Section 10.2 of this Agreement;

(ii)   a duly executed written instrument of Transfer shall be provided to the Company, in form and content satisfactory to the Manager, specifying (x) the Units being transferred, and (y) setting forth the intention of the Unitholder effecting the Transfer that the transferee succeed to a portion or all of such Unitholder's Interest as a Unitholder (unless the transferee is the Company in which case the requirement of clause (y) shall not be required);

(iii)   an opinion of responsible counsel (who may be counsel for the Company) shall be provided to the Company, in form and content satisfactory to the Manager to the effect that (provided, that no such legal opinion shall be required with respect to a Transfer to the Company, the Manager, any affiliate of the Manager or to any other Unitholder): (A) such Transfer would not violate the Securities Act or any state securities or blue sky laws applicable to the Company or the Units to be Transferred; (B) such Transfer would not cause the Company to be, or cause there to be a material risk that the Company would be, considered a publicly traded partnership under Section 7704(b) of the Code; (C) such Transfer would not cause the Company to lose its status as a partnership for federal income tax purposes; and (D) other than for a Transfer in connection with a Sale of the Company, such Transfer would not cause a termination of the Company for federal income tax purposes; and

(iv)   no Transfer shall be permitted or effective if such Transfer would cause the Company to be taxed as a corporation under the publicly traded partnership rules under Code Section 7704 and the Treasury Regulations thereunder.

(b)   Notwithstanding anything to the contrary contained herein, a transferee of any Units or an Economic Interest shall not be admitted as a Member, but shall remain an Assignee with respect to the Units or Economic Interest Transferred unless and until admitted as a Member by the Manager; provided, however, that an existing Member who acquires additional Units in accordance with this Agreement shall automatically have the rights of a Member with respect to such additional Units.

8.2.   Transfers Upon Death, Disability or Bankruptcy.

(a)   **Assignees Upon Death, Disability or Bankruptcy.** Subject to Section 8.2(b) and 8.2(c), upon the death, Disability or Bankruptcy of a Unitholder, such Unitholder's successors, executors, administrators or legal representatives shall be deemed to be Assignees of such Unitholder's Units and shall have all of such Unitholder's Economic Interest for the purpose of settling or managing such Unitholder's estate. In no event, however, shall such successors, executors, administrators or legal representatives be considered Members or have the rights of a Member, absent approval by the Manager of their admittance to the Company as a Member. Notwithstanding the foregoing, an Assignee (i) shall be entitled to receive any Distributions of cash or other property from the Company, and to be allocated any Net Profit and Net Loss and any items of taxable income, deduction, gain, loss or credit, in each case to which the former Unitholder would otherwise have been entitled in respect of the Transferred Economic Interest; (ii) shall succeed to the Capital Account of the former Unitholder as of the effective date of the former Unitholder's death, Disability or Bankruptcy; and (iii) shall have the right to receive a copy of any tax information required herein to be provided to all Members. Notwithstanding anything in this Agreement to the contrary, each Unitholder hereby waives any rights of first offer, drag-along rights or any other rights such Unitholder may have with respect to any Units Transferred by any Unitholder to the Company in connection with a repurchase under this Section 8.2.

(b)   **Company Repurchase Right.** At any time after the death, Disability or Bankruptcy of a Unitholder, the Company (or its designee) shall have the right (but not the obligation) to purchase from such Unitholder or their estate, and such Unitholder or their estate shall be obligated to sell to the Company (or its designee), all or any portion of the Units then held by such Unitholder (the "Selling Unitholder") as determined by the Manager (a "Termination Repurchase"). The purchase price for such Units shall be an amount equal to the then-current Fair Market Value of such Units. The Company may exercise its repurchase right under this Section 8.2 by written notice to the Selling Unitholder given at any time (each, a "Repurchase Notice"). The Repurchase Notice shall set forth the Repurchase Price and the time, place and manner of payment.

(c)   **Repurchase Closing**. The closing of any repurchase under this Section 8.2 shall be held at the earliest practicable date, but no later than 90 days following exercise of the repurchase right under this Section 8.2, and the purchase price for the subject Units shall be paid in cash at closing; provided, however, that at the sole discretion of the Company, in lieu of payment of the entire purchase price in cash at closing, one-third of the purchase price may be paid in cash at closing with the remainder to be paid by the Company issuing a three-year promissory note to the Selling Unitholder (or their estate), which promissory note shall bear interest at then applicable federal mid-term rate under Section 1274(d) of the Code and which shall provide that one-third of the purchase price, plus accrued interest, shall be paid on the first anniversary of the closing, one third of the purchase price on the second anniversary of the closing, and the final third of the purchase price, plus accrued interest, shall be paid on the second anniversary of the closing. At any closing pursuant to this Section 8.2: (i) the Selling Unitholder shall deliver to the Company, against payment of the aggregate purchase price by the Company (by note, certified or bank check or wire transfer of immediately available federal funds to such account as the Selling Unitholder may designate), free and clear of all liens; and (ii) the Company shall be entitled to receive customary representations as to the Selling Unitholder's title, authority and capacity to sell such Units. Each Unitholder hereby appoints the Company as his, her or its attorney-in-fact to transfer any such Units on the books of the Company in the event of a repurchase pursuant to this Section 8.2 and agrees to take all such actions as the Company shall request as necessary to vest in the Company good title to such Units, free and clear of all liens. Notwithstanding anything in this Agreement to the contrary, each Unitholder hereby waives any rights of first offer, tag-along rights or any other rights such Unitholder may have with respect to any Units Transferred by any Member to the Company in connection with a Termination Repurchase. For the purposes of this Agreement, "Fair Market Value" means the fair market value of property (other than cash), as determined in good faith by the Company.

(d) **Termination of Unitholder.** Notwithstanding anything to the contrary in Section 8.2, the Unitholders and the Company acknowledge and agree that a Unitholder's right to participate under this Agreement and such Unitholder's value to and participation in the Company are personal to the particular Unitholder and, therefore, are not assignable as a matter of right by the Unitholder or subject to assumption and assignment by a Unitholder or the trustee under the United States Bankruptcy Code. The amount, if any, paid for a Unitholder's Units pursuant to this Section 8.2 shall be in complete liquidation and satisfaction of: (i) all the rights and interests of the Unitholder, their representative and their estate's representative (and of all Persons claiming by, through or under the Unitholder, their representative or their estate's representative) in and in respect of the Company, including any rights in specific Company property, and (ii) any rights against the Company and (insofar as the affairs of the Company are concerned) against the Unitholders. Such liquidation and satisfaction constitute a compromise to which all Unitholders have agreed pursuant to the Act. Upon issuance of the Repurchase Notice by the Company to the Selling Unitholder, and without any action on the part of the Selling Unitholder: (1) the Units to be redeemed shall immediately terminate; (2) the Units to be redeemed shall no longer be owned beneficially or of record by the Selling Unitholder; and (3) the Selling Unitholder shall cease to be a Unitholder and have no rights with respect to such Units other than the right to receive payment of the purchase price for such Units as provided in this Section 8.2.

8.3. **Approved Sale**.

(a) If a proposed Sale of the Company on an arm's length basis to any Person (other than an Affiliate of the Company or any Member) is approved by the Manager, and the terms of such sale satisfy the provisions of Section 8.3(c) hereof (an "Approved Sale"), each Unitholder hereby waives, to the extent permitted by applicable Law, all rights to object to or dissent from such Approved Sale and hereby agrees to consent to and to raise no objections against such Approved Sale and any related proposals in connection therewith.

(b)   The Company and the Unitholders hereby agree to cooperate fully in any Approved Sale and not to take any action prejudicial to or inconsistent with such Approved Sale. Without limiting the generality of the foregoing, each Unitholder hereby agrees (i) to waive any appraisal rights that such Unitholder would have with respect to such Approved Sale and (ii) in an Approved Sale structured as a sale of Units, to sell all of such Unitholder's Units on the terms and conditions so approved as set forth above.

(c)   The obligations of the Unitholders with respect to any Approved Sale are subject to the satisfaction of the conditions that upon the consummation of such Approved Sale, all of the Unitholders of a particular class of Units, respectively, will receive the same form(s) of consideration (or if any Unitholder is given an option as to the form of consideration to be received per class of Unit, all Unitholders of such class will be given the same option), and the amounts of consideration received by the Unitholders will be (or be in proportion to) the amounts that each of them would receive if all of the Company's assets were sold in the Approved Sale and then the proceeds of the Approved Sale were distributed to the Unitholders in complete liquidation of the Company pursuant to Section 9.3 and all other terms and conditions of such Approved Sale will be the same for all holders of Units of a particular class. Notwithstanding the foregoing, if the consideration to be paid in exchange for the Units pursuant to this Section 8.3 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units.

(d)   Should any Approved Sale be submitted to the Unitholders or any of them for a vote, whether because required by applicable Law or otherwise, each Unitholder hereby agrees to vote all Units held by them and that may be entitled or permitted to vote on such matter in favor of approval of the Approved Sale and in favor of any other related proposal recommended by the Manager. Each Unitholder hereby appoints a representative designated by the Manager as such Unitholder's true and lawful proxy and attorney in connection with any such vote, with full power of substitution, to vote any and all Units owned by such Unitholder or over which such Unitholder has voting control to effectuate the agreements set forth in this Section 8.3 in the event of any breach by such Unitholder of its obligations under this Section 8.3. The proxies and powers granted by each Unitholder pursuant to this Section 8.3 are coupled with an interest and are given to secure the performance of such Unitholder's duties under this Section 8.3. Such proxies are irrevocable for so long as this Section 8.3 remains in effect and will survive the death, incompetence, or Disability of any Unitholder who is an individual and the merger, liquidation, or dissolution of any Unitholder that is a corporation, limited liability company, partnership, or other entity.

8.4. **Cooperation After Termination.** It is recognized by each Unitholder that while such Person is a Unitholder disputes may arise between the Company and third parties the resolution of which may require the cooperation of such former Unitholder with the Company, including providing factual information to the Company and giving depositions and testimony in judicial and administrative proceedings. Insofar as such cooperation by the former Unitholder is reasonably required by the Company after such Unitholder ceases to be a Unitholder of the Company, the former Unitholder agrees to cooperate in every reasonable manner without charge to the Company, except that the Company shall reimburse the former Unitholder for all out-of-pocket costs incurred in connection therewith promptly after the presentation by such former Unitholder of an itemized account of such costs.


ARTICLE IX:
DISSOLUTION AND TERMINATION


9.1. **Dissolution**.

(a) The Company shall be dissolved upon the occurrence of any of the following events:

(i) At any time upon the consent of the Manager and Majority Approval;

(ii) the entry of a decree of judicial dissolution under the Act; or

(iii) any other event which under the Act would require the dissolution of the Company.

(b) As soon as possible following the occurrence of any of the events specified in Section 9.1(a) effecting the dissolution of the Company, the appropriate representative of the Company shall, if required, execute a notice of dissolution in such form as shall be prescribed by the Delaware Secretary of State and file same therewith.

(c) Except as otherwise provided under the Act, the Unitholders may not make a partial or total withdrawal from the Company until its dissolution and winding up. The Company shall be under no obligation to make any Distributions of cash or other property to the Unitholder prior to the dissolution and winding up of the Company.

(d) The occurrence of any event that causes a Member to cease being associated with the Company shall not cause the dissolution and termination of the Company, even if such Member is the last remaining member of the Company.

9.2. **Effect of Event of Dissolution**. Upon the occurrence of the event of dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until its certificate of cancellation has been filed with the Delaware Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

9.3. <u>Winding Up, Liquidation and Distribution of Assets</u>.

      (a)   Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Members shall immediately proceed to wind up the affairs of the Company.

      (b)   If the Company is dissolved and its affairs are to be wound up, the Company's assets shall be distributed:

      (i)   *First,* to payment of the debts and liabilities of the Company to Persons other than Unitholders or their Affiliates; and

      (ii)   *Second*, to the setting up of any reserve which the Company deems reasonably necessary to provide for any contingent or unforeseen liabilities or obligations of the Company;

      (iii)   *Third*, to the payment of debts and liabilities of the Company to the Unitholders and their Affiliates (including the Management Fee); and

      (iv)   *Fourth*, the balance, if any, to the Unitholders, in accordance with Section 4.2.

9.4. <u>Termination</u>. Upon completion of the winding up, liquidation and Distribution of the assets, the Company shall be deemed terminated. The Company shall comply with any applicable requirements of the Act pertaining to the winding up of the affairs of the Company and the final Distribution of its assets.


ARTICLE X:
<u>MEMBER COVENANTS</u>


10.1. <u>Non-Disclosure</u>. Each Unitholder agrees that, except as otherwise expressly authorized by the Company, all non-public information furnished to such Unitholder pursuant to this Agreement will be kept confidential and will not be disclosed by such Unitholder or by any of such Unitholder's agents or representatives, in any manner whatsoever, in whole or in part, except that (a) each Unitholder shall be permitted to disclose such information to those of such Unitholder's employees, agents, representatives, accountants, counsel, officers, directors, general or limited partners or members or managers of such Unitholder, who need to be familiar with such information in connection with such Unitholder's investment in the Company and who are charged with an obligation of confidentiality; (b) each Unitholder shall be permitted to disclose such information to such Unitholder's Affiliates (including immediate family members) so long as each such Person agrees to keep such information confidential on the terms set forth herein; (c) each Unitholder shall be permitted to disclose information to the extent required by law or by any applicable regulatory authority, so long as such Unitholder shall have first afforded the Company a reasonable opportunity to contest the necessity of disclosing such information; and (d) each Unitholder shall be permitted to disclose information to the extent necessary for the enforcement of any right of such Unitholder arising under this Agreement; <u>provided</u>, <u>however</u>, that the foregoing agreement shall not apply to (i) information previously in the public domain through no


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fault of the Unitholder, (ii) information which the Unitholder is required by law to disclose or which is disclosed in any proceeding to enforce the obligations of one or more of the parties hereto, or (iii) information provided to Unitholder's auditors and the auditors of its Affiliates in connection with the preparation of its and its Affiliates' audited financial statements and/or to its senior lenders or financial advisors, each subject to the execution of a customary non-disclosure agreement.

10.2. **Specific Performance.** The parties agree that a breach of any of the covenants contained in Section 10.1 hereof will cause irreparable injury to the Company for which the remedy at law will be inadequate and would be difficult to ascertain. Therefore, in the event of the breach or threatened breach of any such covenants, the Company shall be entitled, in addition to any other rights and remedies it may have at law or in equity, to obtain an injunction to restrain any threatened or actual activities in violation of any such covenants. The parties hereby consent and agree that temporary and permanent injunctive relief may be granted in any proceedings which might be brought to enforce any such covenants without the necessity of proof of actual damages, and in the event the Company does apply for such an injunction, that the Company has an adequate remedy at law shall not be raised as a defense.


ARTICLE XI:
MISCELLANEOUS PROVISIONS


11.1. **Notices**. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed electronically or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's addresses, as appropriate, which is set forth in this Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

11.2. **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

11.3. **Amendment**. This Agreement may not be amended or terminated, and no modification, amendment, termination, or waiver of compliance with any provision of this Agreement will be effective against the Company and the Members without Majority Approval. Notwithstanding the foregoing, the Company may amend this Agreement, and the Company's records, at any time, without requiring the vote or consent of the Members, to reflect Unit issuances and changes to the ownership of Interests in accordance with this Agreement. Any such amendment or modification will be binding on all parties hereto whether or not a Unitholder has received notice of such amendment.

11.4. **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

11.5. **Governing Law**. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members, without regard to its conflict of laws provisions.

11.6. **Arbitration.** Except as otherwise provided in this Agreement, any controversy or dispute arising out of this Agreement, the interpretation of any of the provisions hereof or the action or inaction of any Person hereunder shall be submitted to binding arbitration in Wilmington, Delaware, before the American Arbitration Association under the commercial arbitration rules of such Association. Any award or decision obtained from any such arbitration proceeding shall be final and binding on the parties, and judgment upon any award so obtained may be entered in any court having jurisdiction thereof. To the fullest extent permitted by law, no action at law or in equity based upon any claim arising out of or related to this Agreement shall be instituted in any court by any Unitholder except: (a) an action to compel arbitration pursuant to this Section 11.6; (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this Section 11.6; (c) an action for injunctive relief when and if such relief is appropriate under the terms of this Agreement; or (d) an action pertaining to indemnification of a third party under Article VII.

11.7. **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.8. **Consultation with Attorney and Tax Advisors.** The Unitholders have been advised to consult with the Unitholder's own attorney regarding all legal matters concerning an investment in the Company and with the Unitholder's own tax advisors regarding the tax consequences of participating in the Company, and has done so, to the extent the Unitholder considers necessary. The law firm of McKennon Shelton & Henn LLP ("MSH"), represented the Company in the preparation and negotiation of this Agreement. MSH does not represent any individual Unitholder in any capacity and, by signing below, each Unitholder acknowledges that MSH did not provide such Unitholder with any legal, tax, financial or other advice in connection with the Unitholder's investment in the Company.

11.9. **Tax Consequences**. Each Unitholder acknowledges that the tax consequences to such Unitholder of investing in the Company will depend on such Unitholder's particular circumstances, and none of the Company, the Members, the Officers, the Unitholders, nor the partners, shareholders, agents, officers, directors, employees, affiliates, or consultants of any of them will be responsible or liable for the tax consequences to such Unitholder of an investment in the Company. Each Unitholder will look solely to, and rely upon, its own advisers with respect to the tax consequences of this investment. The Unitholders acknowledge that there can be no assurance that the Code or the Treasury Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Unitholders of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Unitholders may not be challenged by the Internal Revenue Service.

IN WITNESS WHEREOF, this Limited Liability Company Operating Agreement of LC Hospitality, LLC has been executed by the Manager, on behalf of the Company, and each Member as evidenced by its signature on the attached signature page or by the execution of a Joinder to be effective as of the date first above written.

LC HOSPITALITY, LLC
By: AJA INVESTMENTS, LLC, its Manager

DocuSigned by:
By: Amina James
CA918F743DD14DB...
Name: Amina James
Title: Member

EXHIBIT A

Schedule of Units[1]

Class of Units	Number Authorized
Class A Units	1,000
Class B Units	1,000
Class C Units	1,000
Class D Units	1,000

---

[1] The Schedule of Members is maintained on file by the Company.

23

EXHIBIT B

DEFINITIONS

"<u>Act</u>" means the Delaware Limited Liability Company Act, as amended from time to time.

"<u>Adjusted Capital Account</u>" means the balance in the Capital Account maintained for each Unitholder, further (i) increased by any amounts which such Unitholder is obligated to restore pursuant to any provision of this Agreement or is treated as being obligated to restore pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"<u>Affiliate</u>" means, with respect to any specified Person, any Person that directly or through one or more intermediaries Controls or is controlled by or is under common Control with the specified Person.

"<u>Agreement</u>" means this Limited Liability Company Operating Agreement, as amended, supplemented or otherwise modified from time to time.

"<u>Approved Sale</u>" has the meaning set forth in Section 8.5(a).

"<u>Assignee</u>" means a Person that has acquired from a Unitholder the right: (a) to share in Net Profits and Net Losses of the Company; (b) to receive Distributions; and (c) to receive the allocations of taxable income, gain, loss, deductions or credits (and items thereof) of the Company to which the transferor Unitholder was entitled in accordance with the provisions of Article III, but which Person has not been admitted as a Unitholder of the Company.

"<u>Bankruptcy</u>" means, with respect to any Person, any of the following events: (a) such Person makes a general assignment for the benefit of creditors; (b) such Person files a voluntary bankruptcy petition; (c) such Person becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceeding; (d) such Person files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law; (e) such Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (a) through (d) of this definition; (f) such Person seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of all or any substantial part of such Person's properties; (g) a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law has been commenced against such Person and 120 days have expired without dismissal thereof; or (h) without such Person's consent or acquiescence, a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties has been appointed and 90 days have expired without the appointment having been vacated or stayed, or 90 days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

"Capital Account" means the account established and maintained for each Unitholder in accordance with Section 2.10.

"Capital Contribution" means, with respect to any Unitholder, the amount of money plus the Fair Market Value of any other property (net of liabilities assumed by the Company or to which the property is subject) contributed to the Company with respect to the Units held by such Unitholder pursuant to the terms of this Agreement.

"Cash Flow" means all cash funds received by the Company from operations or otherwise (including interest received on reserves and sales and dispositions of Company assets in the ordinary course of business, but excluding proceeds distributable upon a liquidation or dissolution of the Company), without reduction for any non-cash charges, but less cash used to pay operating expenses and to pay or establish reasonable reserves for future expenses, debt payments and contingencies as determined by the Company, plus any reserves in respect of prior periods. Cash Flow shall be increased by the reduction of any reserve previously established.

"Certificate of Formation" means the Certificate of Formation of the Company, as filed with the Delaware Secretary of State, as the same may be amended, supplemented or otherwise modified from time to time.

"Code" means the Internal Revenue Code of 1986, as amended.

"Class A Unit" means any Unit designated as a Class A Unit as set forth on Exhibit A hereto, or any Unit that is hereafter designated and issued as a Class A Unit.

"Class B Unit" means any Unit designated as a Class B Unit as set forth on Exhibit A hereto, or any Unit that is hereafter designated and issued as a Class B Unit.

"Class C Unit" means any Unit designated as a Class C Unit as set forth on Exhibit A hereto, or any Unit that is hereafter designated and issued as a Class C Unit.

"Class D Member" means any Person who acquires Class D Units and is admitted as a Member in accordance with this Agreement.

"Class D Unit" means any Unit designated as a Class D Unit as set forth on Exhibit A hereto, or any Unit that is hereafter designated and issued as a Class D Unit.

"Company" means LC Hospitality, LLC, the limited liability company formed under this Agreement pursuant to the Act.

"Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Disability" means a Unitholder's failure, due to physical or mental injury, illness, disability or incapacity, including any "disability" within the meaning of any disability plan which the Company then has in effect entitling the Unitholder to benefits thereunder, to perform satisfactorily and continuously, with reasonable accommodation, the duties assigned to the Unitholder and the services to be performed by such Unitholder with respect to the Company for a period of 180 consecutive days or for any 210 non-consecutive days within any 12-month period.

"Distribution" means cash or property (net of liabilities assumed by the Company or to which the property is subject) distributed to a Unitholder in respect of such Unitholder's Units or to an assignee in respect of such assignee's Economic Interest in the Company.

"Economic Interest" means all of the rights of an Assignee with respect to an Interest.

"Fair Market Value" means, as of any date (a) with respect to any property, the Fair Market Value of such property (other than cash), as determined in good faith by the Manager, and (b) with respect to any Units to be redeemed by the Company pursuant to the terms of this Agreement, as determined by calculation of the aggregate portion of the distributable amounts that the Unitholder would be entitled to receive pursuant to Section 4.2 in respect of such Units upon a hypothetical Sale of the Company as of such specified date, as applicable, where the aggregate amount of capital to be distributed by the Company shall be equal to the aggregate amount that would be available for distribution to the Unitholders assuming the sale of all of the assets of the Company as a going concern to a single third-party purchaser, on a debt-free and cash free basis, following a full and fair auction process including both strategic and financial buyers, assuming a normal and sufficient level of working capital, with any excess working capital or cash being valued for this purposes on a dollar-for-dollar "net" basis as an addition to such value otherwise determined, without taking into account any discount for minority ownership, illiquidity or restrictions on transfer, the tax consequences of such sale to the Company or the Unitholder, or any escrow or other holdback on the purchase price or the amount distributable to the Unitholders following such sale, and taking into account the assets, liabilities, earnings of the Company and any then subsidiaries of the Company and all other relevant factors determinative of value, as determined in good faith by the Company; provided, that, notwithstanding anything to the contrary herein or otherwise, if such Fair Market Value is being determined in connection with a concurrent sale or investment transaction involving a purchaser of or an investor in the Company that is an independent third party, the Fair Market Value shall be consistent with the implied valuation of the Company being used for such other sale or investment transaction.

"Indemnified Persons" shall have the meaning set forth in Section 7.2(a).

"Interest" means the entire interest of a Unitholder in the Capital Accounts, Net Profits, Net Losses and Distributions of the Company, including any and all rights and benefits to which a Unitholder may be entitled as provided in this Agreement or the Act, together with the obligations of such Unitholder to comply with all the terms and provisions of this Agreement and the Act, which Interest shall be represented by Units.

"IRS" shall have the meaning set forth in Section 6.5(a).

"Joinder" shall have the meaning set forth in Section 2.2.

"Majority Approval" shall have the meaning set forth in Section 2.4(e).

"Management Fee" shall have the meaning set forth in Section 5.1(c).

"Manager" shall mean AJA Investments, LLC, and any successor Manager appointed in accordance with Section 5.1(a).

"Member" shall have the meaning set forth in the introduction hereto and any additional Persons admitted as Members after the date hereof in accordance with the terms of this Agreement.

"MSH" shall have the meaning set forth in Section 11.8.

"Net Profit" and "Net Loss" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss, respectively, for such year or period, determined in accordance with Section 703(a) of the Code (taking into account all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this provision shall be added to such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code (relating to expenditures which are neither deductible nor properly chargeable to capital) or treated as Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(b), and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this provision, shall be subtracted from such taxable income or loss;

(c)   in the event assets of the Company are revalued pursuant to Section 3.1(b), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such assets; and

(d)   Net Profit or Net Loss from the sale or other disposition of any asset of the Company shall be taken into account in lieu of any tax gain or tax loss recognized by the Company by reason of such sale or other disposition."

"Officer" has the meaning set forth in Section 5.3(a).

"Partnership Representative" has the meaning set forth in Section 6.4.

"Person" means any natural Person, corporation, business trust, limited liability company, joint venture, association, company, partnership or government, or any agency or political subdivision thereof.

"Preferred Member" shall mean any Person who acquires Preferred Units and is admitted as a Member in accordance with this Agreement.

"Preferred Return" shall mean (a) with respect to the Class A Units, an amount equal to an 8.00% annual return on Unreturned Capital, (b) with respect to the Class B Units, an amount equal to a 10.00% annual return on Unreturned Capital, and (c) with respect to the Class C Units, an amount equal to an 8.00% annual return on Unreturned Capital.

"Preferred Unit" shall mean any Class A Unit, Class B Unit, or Class C Unit, and "Preferred Units" shall mean all of them, collectively, as a class.

"Repurchase Notice" has the meaning set forth in Section 8.2(b)

"Regulatory Allocations" shall have the meaning set forth in Section 1.2 of Exhibit C.

"Sale of the Company" means any of the following events: (a) the Company consolidates with, or merges with or into, another Person in a transaction or series of related transactions in which the Units are converted into or exchanged for cash, securities or other property, other than a transaction in which (i) the outstanding Units are converted into or exchanged for securities of the surviving or transferee Person, and (ii) the holders of Units and Unit Equivalents immediately prior to such transaction (or their Affiliates) own beneficially, directly or indirectly through one or more subsidiaries, not less than a majority of the total outstanding voting securities of the surviving or transferee Person; (b) any sale, lease, transfer or other disposition by the Company, in one transaction or a series of related transactions, of all or substantially all of its assets; or (c) a sale of Units, in a single transaction or in a series of related transactions, in which holders of Units prior to such transaction own less than a majority of the Units after such transaction.

"Selling Unitholder" shall have the meaning set forth in Section 8.2(b).

"Tax Distribution Amount" means, with respect to any Unitholder for any fiscal year, an amount equal to (i) the highest combined marginal federal, state and local tax rate then applicable to a Unitholder, taking into account the character of such income or gain and any previously allocated taxable losses, deduction or expense that may offset later taxable income or gain, multiplied by (ii) the amount of taxable income or gain (as determined for federal income tax purposes) allocated to such Unitholder for such fiscal year in accordance with Article VI.

"Termination Repurchase" shall have the meaning set forth in Section 8.2(b).

"Transfer" or "transfer" means any sale, assignment, abandonment, disposition or other transfer, including: (a) transfers by sale or gift; (b) transfers (whether by will, trust or otherwise) taking place upon the death of the transferor; and (c) involuntary transfers (including transfers by operation of law and pursuant to divorce decrees). Such term may be used either as a verb or a noun.

"Treasury Regulations" shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Certificate of Formation and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"Unit" shall have the meaning set forth in Section 2.1(a).

"Unit Equivalent" shall have the meaning set forth in Section 2.1(b).

"Unitholder" means any holder of one or more Units, in his, her or its capacity as such.

"<u>Unreturned Capital</u>" shall mean, with respect to each holder of Preferred Units, an amount (but not less than zero) equal to: (a) the aggregate amount of the Capital Contributions made by such Person in respect of such Preferred Units, reduced by (b) the aggregate amount of Distributions to such Person in respect of such Preferred Units under Section 4.2(a).

EXHIBIT C

TAX ALLOCATIONS

1.1 **Special Allocations**. The following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of Article III of this Agreement or this Exhibit C, if there is a net decrease in Company Minimum Gain during any year, each Unitholder shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 1.1(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of Article III of this Agreement or this Exhibit C, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any year, each Unitholder that has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 1.1(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Unitholder as quickly as possible, provided that an allocation pursuant to this Section 1.1 shall be made only if and to the extent that the Unitholder would have an Adjusted Capital Account Deficit after all other allocations provided for in Article III of the Agreement or this Exhibit C have been made as if this Section 1.1 were not in the Agreement.

(d)   Gross Income Allocation. In the event any Unitholder has a deficit balance in its Capital Account at the end of any year which is in excess of the amount such Unitholder is obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-

2(g)(1) and 1.704-2(i)(5), each such Unitholder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 1.1 shall be made only if and to the extent that such Unitholder would have a deficit balance in its Capital Account in excess of the amount the Unitholder is obligated to restore after all other allocations provided for in Article III of the Agreement or this Exhibit C have been made as if this Section 1.1 were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any year shall be specially allocated to the Unitholders, *pro rata* in accordance with their respective Interests set forth herein.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any year shall be specially allocated to the Unitholder that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

1.2   Curative Allocations. The allocations set forth in Section 1.1 of this Exhibit C (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Manager intends to allocate Net Profit and Net Loss of the Company or make distributions. Accordingly, it is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 1.2. Therefore, notwithstanding any other provision in Article III of the Agreement or this Exhibit C (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Unitholder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Unitholder would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 3.1 of the Agreement.

1.3   Tax Allocations: Code Section 704(c).

(a)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value (computed in accordance with the definition of gross asset value) using one or more of the methods set forth in Treasury Regulations Section 1.704-3 as selected by the Company.

(b)   In the event the gross asset value of any Company asset is adjusted pursuant to subparagraph (b) of the definition of gross asset value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its gross asset value using one or more of the methods set forth in Treasury Regulations Section 1.704-3 as selected by the Company.

(c)   Any elections or other decisions relating to such allocations shall be made by the Company in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 1.3 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Unitholder's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

1.4   **Other Allocation Rules**. The Unitholders are aware of the income tax consequences of the allocations made by Article III of the Agreement and this Exhibit C and hereby agree to be bound by the provisions of Article III of the Agreement in reporting their shares of Company income, loss, gains and deductions for income tax purposes.

APPENDIX D

FINANCIAL STATEMENTS

{See attached}



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management:
LC Hospitality LLC
25050 Riding Plaza
Suite 130
South Riding, VA 20152

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related Balance sheet, Profit and loss statement, and statement of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Shaquanna Brooks, CPA
License Number: 123130
January 9, 2024
New York, New York

LC Hospitality, LLC
STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY
As of December 31, 2023

ASSETS

PIP Fee	$	10,000
Earnest Money Deposit		50,000
Acquisition Costs		20,652
Total assets	$	80,652

LIABILITIES and MEMBERS' EQUITY

MEMBERS' EQUITY

Members' equity	$	80,652
Total liabilities & equity	$	80,652

LC Hospitality, LLC
STATEMENT OF REVENUES AND EXPENSES
As of December 31, 2023

REVENUES	**$**	**0**
EXPENSES	**$**	**0**
Net Income	$	0

LC Hospitality, LLC
Consolidated Statement of Cash Flows For The Year Ended,
December 31, 2023

Cash flows from operating activities:

Net income	0
Net cash provided by operating activities	0

Cash flows from investing activities:

Purchase of investments	(80,652)
Net cash provided by investing activities	(80,652)

Cash flows from financing activities:

Member contributions	80,652
Net cash used by financing activities	80,652

Net change in cash	0
Cash as of beginning of year	0
Cash as of end of year	0